PLS

12 - 31 - 04

FIRST NATIONAL COMMUNITY BANCORP, INC.




05048990

ANNUAL REPORT 2004

what we're made of


RECD S.E.C.
MAR 2 9 2005





A true community bank is unique, because the real concept of a community bank is diluted by some financial organizations. The difference is what we're made of.

At FNCB we take great pride in being one of the few true community banks left. As a true community bank we pledge our loyalty to the community we serve. FNCB's roots are planted deeply in the communities of Northeastern Pennsylvania. The honesty and integrity ingrained in the culture here is a part of us as much as it is a part of our community.

From the beginning, FNCB consistently provided every customer and shareholder with the safety and security of sound financial reporting. Today, customers and shareholders alike are investing in FNCB due to the integrity of FNCB's fiscal responsibilities.

As a community bank, we take the time to get to know each customer individually. We are always reaching to extend the financial well being of the people we serve. Commitment to every citizen in the community is central to accomplishing our financial goals.



There's more to FNCB than brick and mortar. It is comprised of a vast group of unique individuals working together to serve the community. The people you see throughout this annual report truly are one of our most important assets. They are what we're made of.

TABLE OF CONTENTS

OUR MARKET

With sixteen community bank offices strategically located throughout Lackawanna and Luzerne Counties, First National Community Bancorp, Inc. is positioned to be the premier financial services provider in Northeastern Pennsylvania. We will continue to evaluate opportunities that will provide access to customers and markets that compliment our long-term goals.

LACKAWANNA COUNTY OFFICES

Dunmore
102 East Drinker Street
Dunmore, PA 18512
570 346-7667

Fashion Mall
277 Scr./Carbondale Hwy.
Scranton, PA 18508
570 348-4880

Scranton
419-421 Spruce Street
Scranton, PA 18503
570 343-6572

Daleville
Routes 502 & 435
Daleville, PA 18444
570 848-3622

Dickson City
934 Main Street
Dickson City, PA 18519
570 489-8617

Clarks Green
269 East Grove Street
Clarks Green, PA 18411
570 586-3622

LUZERNE COUNTY OFFICES

Wilkes-Barre
23 West Market Street
Wilkes-Barre, PA 18701
570 831-1000

Exeter
1625 Wyoming Avenue
Exeter, PA 18643
570 603-1000

Hanover Township
734 San Souci Pkwy.
Hanover Township, PA 18706
570 270-3622

Pittston
1700 North Township Blvd.
Pittston, PA 18640
570 655-3622

Plains
27 North River Road
Plains, PA 18705
570 825-3622

Nanticoke
194 South Market Street
Nanticoke, PA 18634
570 258-3622

Kingston
754 Wyoming Avenue
Kingston, PA 18704
570 283-3622

Back Mountain
169 North Memorial Hwy.
Shavertown, PA 18708
570 674-3622

Hazleton
330-352 West Broad Street
Hazleton, PA 18201
570 501-3622

Route 315
3 Old Boston Road
Pittston, PA 18640
570 602-3622

DEPOSITS BY COUNTY

Lackawanna County	$454,499
Luzerne County	$217,214



68%
32%

LOANS BY COUNTY

Lackawanna County	$430,085
Luzerne County	$181,051
Other Counties	$ 21,756



68%
29%
3%



MISSION STATEMENT

The mission of First National Community Bancorp, Inc. is to enhance the value of its shareholders' investment by maximizing long-term earnings, and we intend to accomplish this objective by offering the highest quality of service to meet the needs of our most important asset, our loyal customer base. As a responsible member of the community we take great pride in having a board of directors and senior management with an interest in the community making the business decisions which affect the operations of the company and the welfare of the community. The company, and all individuals associated with our institution, will strive to maintain the highest ethical standards and exhibit leadership, integrity, enthusiasm and vision in the pursuit of our mission.

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

AT YEAR END:	2004	2003	% Change
Total Assets	$ **907,491**	$ 816,303	11.2
Net Loans	**625,792**	552,197	13.3
Total Deposits	**671,713**	602,069	11.6
Stockholders' Equity	**75,723**	68,738	10.2
FOR THE YEAR:			
Net Interest Income before Provision for Credit Losses	$ **25,269**	$ 23,295	8.5
Provision for Credit Losses	**1,400**	1,200	16.7
Other Income	**4,789**	4,184	14.5
Other Expenses	**17,399**	15,483	12.4
Income before Income Taxes	**11,259**	10,796	4.3
Provision for Income Taxes	**1,996**	2,159	(7.5)
Net Income	$ **9,263**	$ 8,637	7.2
PER SHARE DATA:			
Net Income — basic[1]	$ **0.86**	$ 0.82	4.9
Net Income — diluted[1]	$ **0.83**	$ 0.79	5.1
Cash Dividends	$ **0.36**	$ 0.31	16.1
Book Value[1][2]	$ **7.02**	$ 6.53	7.5
Weighted Average Shares Outstanding — basic[1]	**10,780,407**	10,528,978	—
Weighted Average Shares Outstanding — diluted[1]	**11,172,587**	10,987,190	—
SELECTED RATIOS:			
Return on Average Assets	**1.08%**	1.11%	(2.7)
Return on Average Stockholders' Equity[2]	**12.86%**	13.15%	(2.2)
Total Risk-Based Capital/Risk-Adjusted Assets	**11.22%**	11.47%	(2.2)

[1] Earnings per share and book value per share are calculated based on the weighted average number of shares outstanding during each year. All share and per share information includes the retroactive effect of the 100% stock dividends paid September 30, 2004 and January 31, 2003.

[2] Reflects the effect of SFAS No. 115 in the amount of $1,030,000 in 2004 and $2,635,000 in 2003.





Over the years, the financial services industry has evolved from the small town bank to the financial giants of today. During the evolution many things have changed, but a constant recipe for success includes a foundation in core values and employees at all levels who share in a *commitment* to excellence at work and in their personal lives. At FNCB, we too have come a long way from our beginnings in Dunmore, and values such as *leadership* and *dedication* have contributed to our growth. In recent years we have enjoyed exceptional financial success, and we are aware that much of that success is due to our employees who comprise a vast group of unique individuals working together to serve the company and our communities. We dedicate this annual report to our employees scattered throughout these pages; they are truly one of our most important assets. They are *what we're made of.*

In 2004, our financial success continued as we broke milestones such as $900 million in total assets and $9 million in net income. Our growth was well controlled as evidenced by the increases of 11%, 13% and 12% in assets, loans and deposits, respectively, while total capital also grew 10%. Balance sheet growth combined with the



positive impact from Federal Reserve interest rate adjustments during the second half of the year contributed to a $2 million increase in net interest income compared to last year. Other income improved 14% over the 2003 total as more consumers utilized the benefits of our many products and services. Growth and expansion led to increased costs, but net interest income improved 7% from the 2003 total to $9.3 million. Return on Assets was 1.08% in 2004 and Return on Equity was 12.86%, solid performance considering the growth we have experienced and the struggles of many local competitors.

Cash dividends per share increased 16% in 2004 while basic earnings per share improved 5%. Most noteworthy to our shareholders was the 78% total return in the value of their stock which includes a 75% increase in market value. This phenomenal growth is the result of many factors including our historical performance and the market's perception of our strength and value. Also contributing to the exceptional improvement in our stock price was the 100% stock dividend paid to shareholders in 2004, allowing us to once again reward our shareholders for their *loyalty* and *commitment*, core values that we share and appreciate.



In addition to exemplary financial performance, our success has been achieved through expanded services and outstanding service. Evidence of this *commitment* was demonstrated in 2004 through the addition of our sixteenth community office on Route 315 in Pittston, further expansion of our automatic teller machine network and enhancements to our Dividend Reinvestment Plan to allow even more shareholders to participate in this widely accepted program. We are dedicated to providing superior products and personalized service unmatched in the markets we serve, and *sincere* in our pledge to provide big bank products with small bank service. The FNCB family includes over 26,000 loan and deposit customers, 1,300 shareholders and almost 300 Directors, Officers and Employees working together to produce a mutually rewarding relationship. That takes *commitment.* It's *what we're made of.*

Past accomplishments have been achieved while adhering to strong core values. Our future success is dependent on the continuation of these principles and the *leadership* to guide the company into the 21st century. Rising interest rates will present both challenges and opportunities in 2005, and we are poised to meet





the challenge. Marketing strategies have begun to target new markets outside of the Lackawanna/Luzerne county marketplace we currently serve, adding to the prospects for additional growth and enhanced expansion.

Many challenges remain.

The opportunities are endless.



Louis A. DeNaples
CHAIRMAN OF THE BOARD

J. David Lombardi
PRESIDENT AND CHIEF EXECUTIVE OFFICER





FNCB employees
know what it means



Meet Germaine Helcoski

Germaine

to be a part of a community, and they were chosen to be a part of the FNCB family because they display the characteristics that mirror those of FNCB ... characteristics that are necessary to help our community thrive: Leadership, compassion, sincerity, dedication and supportiveness.

It's what we're made of.



With her family's history rich in leadership, it is no surprise that Germaine Helcoski is dedicated to *Leadership* in the town where she grew up. In 1994, when Germaine's uncle was asked by the Moosic Borough Council to be a council member, he convinced Germaine to run instead. She is now serving her third term on the council.

As Germaine shared her many talents with the council, it became apparent to her that there were other organizations that could use her help. During flooding in 1996 Germaine got involved with the Fire Department when they learned that she knew the evacuation plans for the borough. One thing led to another and she is currently the secretary for the Greenwood Fire Department. The Council also led Germaine to her involvement with the Lions club. Germaine served as the first female president of the Moosic Lions Club.

Germaine's never-ending list of leadership accomplishments include her current membership in the Executive Board of the Shamrock Heart Foundation and involvement with her church on the finance board and as a lector.




50
EXETER
LIONS
1953
2003



Meet James Bone

Jim



Going the extra mile is a way of life for Jim Bone. *Dedication* is the word that comes to mind. In addition to working for FNCB, he represents the bank as a Member of the Greater Wilkes-Barre Chamber and the Greater Pittston Chamber. As a father of four girls, ages 10 to 20, Jim is dedicated to spending as much time with his daughters as he can. This includes coaching for the Exeter Lions Little League team and the Greater Pittston Stoners soccer team, as well as his previous role as the Wyoming Area Class Treasurer during his daughter's senior year. Amidst all of his other activities, Jim is still dedicated to King's College, his alma mater, where he has been volunteering for over 10 years. Jim says that dedication to his job and to the community is part of the fabric of First National Community Bank as much as they are a part of him.







MEET Mary Ann Gardner

MaryAnn

When FNCB employees decided that they wanted to do something more meaningful than their traditional grab bag Christmas party, Mary Ann Gardner and her staff members came up with a new idea. They decided to adopt underprivileged families each year for Christmas so they could provide Christmas presents for them. The project, headed up by Mary Ann, has been ongoing since 2000. It has become a tradition, and the project is a testament to Mary Ann and her staff's *Sincere* desire to help families in need. Each year at the beginning of November, they contact an agency that connects them with underprivileged families and their needs. They usually choose about eight large families to sponsor. Mary Ann coordinates the gift requests and sends them to FNCB employees. Last year Mary Ann and her staff found themselves with over 200 gifts in their office.














Meet

Richard Post

Richard Post has been using his financial background for a lot more than just banking. For the past fifteen years he has been a Board Member of Goodwill Industries of Northeastern Pennsylvania. Richard's *Compassionate* nature motivated him to get involved with Goodwill. He knew that a company that helps people who are physically challenged is a company he would like to work with. As a board member, Richard finds his experience in banking helpful in giving financial advice.

In addition to his efforts with Goodwill, Richard tries to encourage business and job opportunities in Northeastern Pennsylvania as much as he can. He is a Board Member of the Scranton Industrial Development Company, which works to create jobs and help businesses open in the community. The Scranton Enterprise Center Business Incubator Program has a similar goal, but it is designed to help start-up businesses by providing office space. Richard was elected more than 15 years ago to be on the Citgo Board of the Scranton Chamber. Ever since, he has been vital to providing loans to small businesses.





Girl Scouts.
Where Girls Grow Strong
Shortbread
NET WT 10 OZ. (283g)
16

MEET
Eileen Farber-Bonk

Eileen



Eileen Farber-Bonk does it all for her community. She says that she tries to *Support* every organization that she can, by means of time or money. This philosophy makes for a busy schedule. Eileen is a Board Member for the Greater Northeast Chamber of Commerce, as well as a fundraiser for the Marion Catholic School, the Greater Pittston YMCA, and the Girl Scouts of America. Eileen got involved in Girl Scouts when she started as a brownie, and then she got involved again 4 years ago when her daughter followed in her footsteps and joined the Brownies too. On top of her many other activities, Eileen finds time to help out with her daughter's local dance company's shows.

Eileen says that of all the activities she supports, she spends the most time on the Chamber. They are currently starting a new project called the Main Street/Elm Street project, in which they are trying to raise funding to help businesses spruce up the downtown areas of lower Lackawanna and upper Luzerne county townships and boroughs. Eileen sees this project as a way to help boost business as well as communities by improving their appearance.



what we're made of

SELECTED FINANCIAL DATA

(In thousands, except per share data)

	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Total assets	**$ 907,491**	$ 816,303	$ 735,327	$ 676,307	$ 583,852
Interest-bearing balances with financial institutions	**1,980**	2,673	3,368	3,161	3,359
Securities	**231,831**	211,353	205,492	194,109	152,316
Net loans	**625,792**	552,197	487,976	439,884	393,125
Total deposits	**671,713**	602,069	540,475	517,334	460,418
Stockholders' equity	**75,723**	68,738	62,843	51,786	46,684
Net interest income before provision for credit losses	**25,269**	23,295	22,060	19,233	19,021
Provision for credit losses	**1,400**	1,200	1,400	1,220	970
Other income	**4,789**	4,184	3,676	3,151	1,382
Other expenses	**17,399**	15,483	14,248	12,683	11,752
Income before income taxes	**11,259**	10,796	10,088	8,481	7,681
Provision for income taxes	**1,996**	2,159	2,063	1,701	1,661
Net income	**9,263**	8,637	8,025	6,780	6,020
Cash dividends paid	**$ 3,885**	$ 3,267	$ 2,832	$ 2,455	$ 2,202
Per share data:					
Net income — basic (1)	**$ 0.86**	$ 0.82	$ 0.78	$ 0.67	$ 0.60
Net income — diluted (1)	**$ 0.83**	$ 0.79	$ 0.75	$ 0.65	$ 0.60
Cash dividends (2)	**$ 0.36**	$ 0.31	$ 0.28	$ 0.24	$ 0.22
Book value (1)(3)	**$ 7.02**	$ 6.53	$ 6.10	$ 5.12	$ 4.66
Weighted average number of shares outstanding — basic (1)	**10,780,407**	10,528,978	10,296,251	10,123,991	10,008,979
Weighted average number of shares outstanding — diluted (1)	**11,172,587**	10,987,190	10,706,854	10,378,882	10,075,383

(1) Earnings per share and book value per share are calculated based on the weighted average number of shares outstanding during each year, after giving retroactive effect to the 100% stock dividends paid September 30, 2004 and January 31, 2003.

(2) Cash dividends per share have been restated to reflect the retroactive effect of the 100% stock dividends paid September 30, 2004 and January 31, 2003.

(3) Reflects the effect of SFAS No. 115 in the amount of $1,030,000 in 2004, $2,635,000 in 2003, $4,838,000 in 2002, $536,000 in 2001 and $880,000 in 2000.

The following financial review of First National Community Bancorp, Inc. is presented on a consolidated basis and is intended to provide a comparison of the financial performance of the company, including its wholly-owned subsidiary, First National Community Bank for the years ended December 31, 2004, 2003 and 2002. The information presented below should be read in conjunction with the company's consolidated financial statements and accompanying notes appearing elsewhere in this report.

SUMMARY

Net Income totaled $9,263,000 in 2004 which was $626,000, or 7%, higher than the $8,637,000 earned in 2003. The $8,637,000 earned in 2003 was $612,000, or 8%, higher than the $8,025,000 earned in 2002. Basic earnings per share were $.86, $.82 and $.78 in 2004, 2003 and 2002. The weighted average number of shares outstanding in 2004 was 10,780,407 while the weighted average number of shares in 2003 and 2002 were 10,528,978 and 10,296,251.

The earnings improvement recognized in 2004 as compared to 2003 includes a $2.0 million, or 8%, increase in net interest income before the provision for credit losses, a $543,000, or 19%, increase in fee income and a $62,000 increase in net gains from the sale of assets. Growth and increased costs contributed to a $1.9 million, or 12%, increase in operating expenses and $200,000 of additional credit loss provisions. Federal income tax expense decreased $163,000 in comparison to 2003.

The increase reported in 2003 over the 2002 earnings was due primarily to the $1.2 million improvement in net interest income before providing for credit losses. Total other income also improved $508,000 in comparison to the prior year as service charges and fees improved $359,000, or 14%, and gains from the sale of loans, securities and other real estate increased $149,000. The provision for credit losses was $200,000 lower than the 2002 level, also contributing to the improved earnings. These increases were offset partially by a $1.2 million increase in total expenses and $96,000 of additional book tax expense.

Return on assets for the years ended December 31, 2004, 2003 and 2002 was 1.08%, 1.11% and 1.12%. Return on equity was 12.86% in 2004, 13.15% in 2003 and 13.96% in 2002.


NET INCOME
$ in millions
6.020
6.780
8.025
8.637
9.263
2000
2001
2002
2003
2004

NET INTEREST INCOME

Net interest income, the difference between interest income and fees on earning assets and interest expense on deposits and borrowed funds, is the largest component of the company's operating income and as such is the primary determinant of profitability. Changes in net interest income occur due to fluctuations in the balances and/or mixes of interest-earning assets and interest-bearing liabilities, and changes in their corresponding interest yields and costs. Before providing for future credit losses, net interest income increased $1,974,000 in 2004 due to growth in loans and deposits and the positive effect of the spread earned on interest sensitive assets and liabilities. Changes in non-performing assets, together with interest lost and recovered on those assets, also impact comparisons of net interest income. In the following schedules, net interest income is analyzed on a tax-equivalent basis, thereby increasing interest income on certain tax-exempt loans and investments by the amount of federal income tax savings realized. In this manner, the true economic impact on earnings from various assets and liabilities can be more accurately compared.

In 2004, tax-equivalent net interest income increased $2.0 million, or 8%, over the 2003 level. Growth of the balance sheet again proved positive, adding $3.7 million to net interest income, while the impact of repricing reduced earnings by $1.7 million. Increased income due to loan growth was the primary contributor to the improvement.

Average loans outstanding increased $86 million, or 17%, in 2004, resulting in a $2.5 million improvement in earnings. Commercial volume contributed $4.6 million of improved earnings and retail growth added $669,000. However, growth and repricing at lower than historic interest rate levels led to a .47% decrease in the yield earned on the portfolio, reducing income by $2.8 million due to rates.

Average securities were $3.0 million lower in 2004 as liquidity was utilized to fund the significant level of loan growth. The lower balances combined with a .34% decrease in the yield earned reduced interest income by $870,000 from the 2003 level. Money market balances and rates were also lower in 2004, and earnings on this category decreased $19,000 from the prior year total.


NET INTEREST INCOME BEFORE PROVISION
$ in millions
19.021
19.233
22.060
23.295
25.269
2000
2001
2002
2003
2004

Average interest-bearing deposits grew $55 million, or 11%, in 2004. Interest-bearing demand balances increased $48 million due to additional municipal relationships and internal reclassification of accounts while average savings deposits increased $13 million. This growth in lower costing demand and savings balances, combined with a $6 million reduction in certificate of deposit balances led to a .35% reduction in the cost of deposits and a $742,000 decrease in interest expense. Average borrowed funds increased $17 million in 2004 but a .34% reduction in the cost of these balances limited the increase in interest expense to $292,000.

Overall, growth of the balance sheet offset a .04% decrease in the net interest spread, resulting in the $2.0 million improvement in net interest income. The net interest margin was reduced .10% in 2004 as much of the growth was recorded at historically low interest rate levels. Investment leveraging transactions continued to add to the profitability of the company in 2004, contributing over $900,000 to pre-tax earnings, but the average spread earned on the transactions of 1.29% contributed to the reduced margin. Exclusive of these transactions, the net interest margin in 2004 would have been 3.56% compared to 3.82% in 2003.

During 2003, tax-equivalent net interest income increased $1,250,000, or 5%, over the 2002 level. Significant loan growth had a major impact on the improved earnings. Effective asset-liability management techniques also contributed to the earnings improvement as sound pricing policies limited compression in the net interest margin during a year which saw interest rates reach decade old lows.

Average loans increased $49 million, or 11%, over the 2002 level, but earnings on the portfolio decreased $786,000 as rates earned on variable rate assets declined and new growth was added at historically low levels. Commercial loan balances increased by $41 million, or 12%, but earnings on these assets decreased $82,000 due to repricing and new growth rates. Average consumer loans increased $7.5 million in 2003 due primarily to growth in home equity loans and an increase in the indirect auto portfolio. Falling interest rates also had a significant impact on consumer loan income as earnings from the portfolio was $704,000 lower than the year before. Overall, the yield earned on total loans declined .81% in 2003 which resulted in $786,000 less earnings on $49 million more loans.

Total securities were $10 million higher than the 2002 average balance. Falling interest rates also had a negative impact on the securities portfolio as the low rates of 2003 led to record mortgage-refinancing activity, resulting in an acceleration of principal prepayments on securities. As these monies are reinvested at current rates, earnings compression occurs.During 2003, the yield earned on average securities was .85% lower than in 2002, contributing to the $1.2 million reduction in interest income. Money market assets were also impacted by falling rates combined with a planned reduction in this lowest yielding asset. A $4 million decrease in average money market assets and a .57% drop in the rate earned on these assets led to a $140,000 decrease in interest income.

Average interest-bearing deposits increased $25 million in 2003 due primarily to growth in lower costing demand and savings balances. Interest rate reductions had a positive impact on the company's earnings in this area as the .85% decrease in the cost of deposits resulted in a $3.5 million reduction in interest expense. Borrowed funds and other interest-bearing liabilities were $15 million higher on average than last year, but a .50% reduction in the cost of these funds limited the increased expense to $151,000.

As a result of the growth of the balance sheet combined with a reduction in the yields earned and paid, the company's net interest margin decreased .09% from the 3.53% reported in 2002 to 3.44%. Another factor affecting the company's net interest margin are investment leveraging transactions which match assets with liabilities at various points in the interest rate cycles. These transactions provided over $700,000 of net interest income in 2003, but the interest spread of .79% had a negative impact on the company's net interest margin. Exclusive of these transactions, the 2003 margin would have been 3.82% which is .12% lower than the comparable 3.94% recorded in 2002.

YIELD ANALYSIS
(in thousands — taxable equivalent basis)[1]

	2004			2003			2002		
	Average Balance	**Interest Income/ Expense**	**Average Interest Rate**	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
ASSETS:									
Earning Assets:[2]									
Commercial loans — taxable	**$ 435,758**	**$ 24,076**	**5.53%**	$ 371,296	$ 21,869	5.89%	$ 329,175	$ 21,810	6.63%
Commercial loans — tax free	**28,348**	**2,004**	**7.07**	18,412	1,384	7.52	19,250	1,525	7.92
Mortgage loans	**21,863**	**1,372**	**6.28**	20,869	1,435	6.88	22,307	1,742	7.81
Installment loans	**110,560**	**6,212**	**5.62**	100,287	6,521	6.50	91,296	6,918	7.58
Total Loans	**596,529**	**33,664**	**5.64**	510,864	31,209	6.11	462,028	31,995	6.92
Securities — taxable	**163,782**	**6,617**	**4.04**	161,089	6,989	4.34	153,831	8,383	5.45
Securities — tax free	**49,586**	**3,824**	**7.71**	55,234	4,322	7.83	52,119	4,141	7.95
Total Securities	**213,368**	**10,441**	**4.89**	216,323	11,311	5.23	205,950	12,524	6.08
Interest-bearing deposits with banks	**2,063**	**44**	**2.13**	3,285	82	2.50	3,380	138	4.08
Federal funds sold	**4,121**	**62**	**1.50**	3,528	43	1.22	7,659	127	1.66
Total Money Market Assets	**6,184**	**106**	**1.70**	6,813	125	1.83	11,039	265	2.40
Total Earning Assets	**816,081**	**44,211**	**5.42**	734,000	42,645	5.81	679,017	44,784	6.60
Non-earning assets	**49,980**			48,542			43,898		
Allowance for credit losses	**(6,848)**			(6,625)			(5,995)		
Total Assets	**$ 859,213**			$ 775,917			$ 716,920		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-Bearing Liabilities:									
Interest-bearing demand deposits	**$ 163,826**	**$ 1,605**	**0.98%**	$ 116,196	$ 1,097	0.94%	$ 104,968	$ 1,750	1.67%
Savings deposits	**80,112**	**599**	**0.75**	66,974	599	0.89	56,878	799	1.40
Time deposits over $100,000	**99,584**	**2,102**	**2.11**	95,090	2,199	2.31	93,501	2,750	2.94
Other time deposits	**216,453**	**6,125**	**2.83**	226,592	7,278	3.21	224,820	9,414	4.19
Total Interest-Bearing Deposits	**559,975**	**10,431**	**1.86**	504,852	11,173	2.21	480,167	14,713	3.06
Borrowed funds and other interest-bearing liabilities	**148,309**	**6,529**	**4.40**	131,616	6,237	4.74	116,220	6,086	5.24
Total Interest-Bearing Liabilities	**708,284**	**16,960**	**2.39**	636,468	17,410	2.74	596,387	20,799	3.49
Demand deposits	**72,700**			68,273			57,926		
Other liabilities	**6,224**			5,763			5,382		
Stockholders' equity	**72,005**			65,413			57,225		
Total Liabilities and Stockholders' Equity	**$ 859,213**			$ 775,917			$ 716,920		
Net Interest Income Spread		**$ 27,251**	**3.03%**		$ 25,235	3.07%		$ 23,985	3.11%
Net Interest Margin			**3.34%**			3.44%			3.53%

[1] In this schedule and other schedules presented on a tax-equivalent basis, income that is exempt from federal income taxes, i.e. interest on state and municipal securities, has been adjusted to a taxable equivalent basis using a 34% federal income tax rate.

[2] Excludes non-performing loans.

RATE VOLUME ANALYSIS

The most significant impact on net income between periods is derived from the interaction of changes in the volume and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods. Components of interest income and interest expense are presented on a tax-equivalent basis using the statutory federal income tax rate of 34%.

The following table shows the effect of changes in volume and interest rates on net interest income. The variance in interest income or expense due to the combination of rate and volume has been allocated proportionately.

RATE/VOLUME VARIANCE REPORT[1]

(in thousands — taxable equivalent basis)

	2004 vs. 2003			2003 vs. 2002		
		Increase (Decrease)			Increase (Decrease)	
	Total Change	Due to Volume	Due to Rate	Total Change	Due to Volume	Due to Rate
Interest Income:						
Commercial loans — taxable	$ 2,207	$ 3,881	$ (1,674)	$ 59	$ 2,803	$ (2,744)
Commercial loans — tax free	620	753	(133)	(141)	(66)	(75)
Mortgage loans	(63)	68	(131)	(307)	(112)	(195)
Installment loans	(309)	601	(910)	(397)	596	(993)
Total Loans	2,455	5,303	(2,848)	(786)	3,221	(4,007)
Securities — taxable	(372)	24	(396)	(1,394)	392	(1,786)
Securities — tax free	(498)	(442)	(56)	181	247	(66)
Total Securities	(870)	(418)	(452)	(1,213)	639	(1,852)
Interest-bearing deposits with banks	(38)	(30)	(8)	(56)	(4)	(52)
Federal funds sold	19	7	12	(84)	(68)	(16)
Total Money Market Assets	(19)	(23)	4	(140)	(72)	(68)
Total Interest Income	1,566	4,862	(3,296)	(2,139)	3,788	(5,927)
Interest Expense:						
Interest-bearing demand deposits	508	401	107	(653)	182	(835)
Savings deposits	0	115	(115)	(200)	137	(337)
Time deposits over $100,000	(97)	70	(167)	(551)	47	(598)
Other time deposits	(1,153)	(265)	(888)	(2,136)	79	(2,215)
Total Interest-Bearing Deposits	(742)	321	(1,063)	(3,540)	445	(3,985)
Borrowed funds and other interest-bearing liabilities	292	791	(499)	151	806	(655)
Total Interest Expense	(450)	1,112	(1,562)	(3,389)	1,251	(4,640)
Net Interest Income	$ 2,016	$ 3,750	$ (1,734)	$ 1,250	$ 2,537	$ (1,287)

[1] Changes in interest income and interest expense attributable to changes in both volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

CURRENT YEAR

In 2004, tax-equivalent net interest income increased $2.0 million from the 2003 total. Balance sheet growth added $3.7 million as the $4.8 million of income attributed to growth more than offset the $1.1 million of interest expense associated with increased deposits and borrowed funds. Repricing and growth at historically low interest rate levels had a negative impact on net interest income in 2004, resulting in a $1.7 million reduction when compared to 2003 totals.

Loan growth added $5.3 million to earnings in 2004, due primarily to the $4.6 million of interest income generated from commercial loan growth. Growth during the first half of 2004 was originated at low interest rates, however, which resulted in a $1.8 million decrease due to repricing. Retail growth contributed $669,000 of interest income, but this increase was negated by a $1.0 million negative variance due to repricing. Interest income from the securities portfolio was down $870,000 from 2003 due to reduced balances and lower rates while earnings from money market assets were $19,000 lower in 2004. Overall, interest income improved $1.5 million comprised of a $4.8 million increase due to volume and a $3.3 million negative variance due to rate.

New deposits added $321,000 of interest expense in 2004, but the effect of interest rates reduced interest expense by $1.0 million compared to last year primarily due to repricing on certificates of deposit. New borrowings added $791,000 of additional interest expense but lower interest rates reduced the cost by $499,000 compared to 2003. Overall, interest expense was $450,000 lower in 2004 as the $1.6 million positive offset due to pricing more than offset the $1.1 million increase due to growth.

PRIOR YEAR

In 2003, tax-equivalent net interest income was $1,250,000 higher than the 2002 total. Growth of the balance sheet added $2.5 million to earnings in 2003 as the $3.8 million of income earned on new loans and securities more than offset the $1.3 million cost of new deposits and borrowings. Loan growth added $3.2 million of income while new securities and money market assets provided an additional $567,000. Interest expense increased $445,000 due to deposit growth while the additional borrowed funds cost $806,000. Repricing and growth at historically low levels had a negative impact on earnings in 2003. The reduced yield on loans resulted in a $4 million decrease due to rate while income from investment securities and money market assets decreased $1.9 million from the 2002 level. Interest expense was also impacted by falling rates but to a lesser extent as rate reductions on lower costing demand and savings balances were limited. Interest on deposits decreased $4.0 million in 2003 and the cost of borrowed funds decreased $655,000 due to the lower cost of newly originated borrowings.

PROVISION FOR CREDIT LOSSES

The provision for credit losses varies from year to year based on management's evaluation of the adequacy of the allowance for credit losses in relation to the risks inherent in the loan portfolio. In its evaluation, management considers credit quality, changes in loan volume, composition of the loan portfolio, past experience, delinquency trends, and the economic conditions. Consideration is also given to examinations performed by regulatory authorities and the company's independent auditors. The provision for credit losses was $1,400,000 in 2004, $1,200,000 in 2003 and $1,400,000 in 2002. The ratio of the loan loss reserve to total loans was 1.12% at December 31, 2004 and 1.18% at December 31, 2003.

OTHER INCOME

Other Income	2004	2003	2002
		(in thousands)	
Service charges	**$ 1,929**	$ 1,575	$ 1,371
Net gain on the sale of securities	**846**	657	366
Net gain on the sale of loans	**499**	555	339
Net gain on the sale of other real estate	**25**	96	454
Other	**1,490**	1,301	1,146
Total Other Income	**$ 4,789**	$ 4,184	$ 3,676

The company's other income category can be separated into three distinct sub-categories; service charges make up the core component of this area of earnings while net gains (losses) from the sale of assets and other fee income comprise the balance.

In 2004, service charges on deposits increased $354,000, or 22%, from the 2003 total. Approximately $270,000 of this increase can be attributed to new overdraft privilege fees associated with the BOUNCE Protection program. Net gains from the sale of assets totaled $1.4 million in 2004, a $62,000 increase from the 2003 total, as securities and loans were sold to shed interest rate risk. Other income improved $189,000 in 2004 due primarily to increased fees collected on outstanding letters of credit. In total, other income improved $605,000, or 14%, in 2004.

During 2003, other income increased $508,000, or 14%, over the prior year. Service charges on deposits improved by $204,000, or 15%, due primarily to an increase in assessable accounts as well as revisions to the fee schedule. Other fee income improved $155,000 in 2003 comprised of an $89,000 increase in letter of credit fees, a $35,000 increase in merchant credit card processing and a $31,000 net increase in all other fees. Gains from asset sales totaled $1.3 million in 2003 which was $149,000 higher than the 2002 total. Investment securities were sold to restructure the portfolio while long-term, fixed-rate residential mortgage loans were sold to minimize interest rate risk.

OTHER EXPENSES

Other Expenses	2004	2003	2002
		(in thousands)	
Salary expense	**$ 6,905**	$ 6,061	$ 5,569
Employee benefit expense	**1,787**	1,580	1,421
Occupancy expense	**1,556**	1,471	1,388
Equipment expense	**1,257**	1,193	1,161
Directors fees	**468**	464	372
Advertising expense	**650**	575	604
Data processing expense	**1,309**	1,116	941
Bank shares tax	**583**	410	342
Other operating expenses	**2,884**	2,613	2,450
Total Other Expenses	**$ 17,399**	$ 15,483	$ 14,248

During 2004, total other expenses increased $1.9 million, or 12%, from the 2003 total. Employee costs rose $1.1 million, which was over 50% of the increase. Occupancy and equipment costs rose $149,000 while all other expenses increased $716,000, or 14%. The company's overhead ratio, which measures non-interest expense as a percentage of average assets, was 2.02% in 2004 compared to 2.00% in 2003. A significant portion of the increased costs can be attributed to two new community offices which opened in October 2003 and February 2004.

Salary and benefit costs accounted for 50% of total operating expenses in 2004. Salaries increased $844,000, or 14%, in 2004, which includes $148,000 attributed to two new community offices. The $207,000 increase in benefit costs also includes $30,000 due to the new offices, a $60,000 increase in the company's contribution to the employee's profit sharing plan and a higher level of payroll related taxes. At December 31, 2004, the company had 236 full-time equivalent employees on staff, a 4% increase over the 227 reported on December 31, 2003.

The increase in occupancy and equipment costs includes $128,000 due to the new offices while other significant increases include a $193,000 increase in data processing costs and a $173,000 increase in bank shares tax expense.

In 2003, total other expenses increased $1.2 million, or 9%, from the 2002 level. Employee costs increased $651,000, or 53% of the total while occupancy and equipment costs rose $115,000. All other expenses increased $469,000, or 38% of the total increase. The company's overhead ratio was 2.00% in 2003 compared to 1.99% in 2002.

Salary and benefit costs comprise approximately one-half of the company's non-interest expense. Salaries increased $492,000 in 2003, including a $182,000 expense for stock options which reflects the early adoption of SFAS No. 148 "Accounting for Stock Based Compensation". Please refer to Note 12 to the financial statements for a complete disclosure of stock-based compensation. Exclusive of stock-based compensation, salaries increased $310,000, or 6%, due to merit increases and the additional costs associated with expansion. At December 31, 2003, the company had 227 full-time equivalent employees on staff compared to the 210 reported on December 31, 2002.

Occupancy and equipment costs increased 6% and 3%, respectively, due primarily to costs associated with a new community office. All other operating expenses increased $469,000, or 10%. Much of the increase was attributed to rising data processing costs and expenses associated with a new office.

PROVISION FOR INCOME TAXES

Federal income tax expense decreased $163,000 compared to last year. The $463,000 increase in income before taxes added $157,000 to the book provision while benefits received from tax-exempt income and other permanent differences had a $320,000 positive effect compared to 2003. Deferred tax items also contributed to the lower book provision. The company's effective tax rate was 17.7% in 2004 and 20.0% in 2003.

During 2003, federal income tax expense increased $96,000 over the 2002 total. The increased expense at the statutory rate due to the earnings improvement was $241,000 but this was reduced by benefits received from tax-exempt income, a reduction in non-deductible interest expense and an increased benefit from other deferred tax items. The company's effective tax rate was 20.0% in 2003 compared to 20.5% in 2002.

FINANCIAL CONDITION

Total assets increased $91 million, or 11%, during 2004 to $907 million which surpassed the $81 million increase recorded in 2003. Loan growth of $74 million and a $20 million increase in securities was funded by a $70 million increase in total deposits and a $14 million increase in borrowed funds. A reduced level of cash and cash equivalents and increased capital from retained earnings funded all other balance sheet growth.


TOTAL ASSETS
$ in millions
584
676
735
816
907
2000
2001
2002
2003
2004

SECURITIES

The primary objectives in managing the company's securities portfolio are to maintain the necessary flexibility to meet liquidity and asset and liability management needs and to provide a stable source of interest income.

Total securities increased $20 million during 2004. While interest rates remained low during the first half of the year, the forecast of higher rates and the ultimate action of the Federal Reserve to raise rates resulted in a slowdown in the amount of principal returned in the form of calls or prepayments. The forecast of higher rates also contributed to the sale of $68 million of securities during the year as the portfolio was positioned for rising rates. In order to fulfill the objectives of the securities portfolio and to remain fully invested, over $125 million of new purchases were added during 2004.

New purchases included $13 million of securities which were funded with structured borrowings, thereby providing a favorable spread between the rate earned on the securities and the cost of the borrowings. As of December 31, 2004, the company had $67 million of these leveraged transactions outstanding. Management remains committed to strategies which limit purchases to those that are virtually free of credit risk and will help to meet the objectives of the company's investment and asset/liability management policies. Other security purchases include bonds which will provide book income at current market rates with minimal extension risk in order to reduce the risk of rising rates. Investment sales were executed to shed the portfolio of bonds purchased for declining rates, low earning bonds and bonds which had been reduced in size by principal prepayments to below portfolio parameters.

The following table sets forth the carrying value of securities at the dates indicated:

	December 31,		
	2004	2003	2002
	(in thousands)		
U.S. Treasury securities and obligations of U.S. government agencies	**$ 31,770**	$ 17,771	$ 13,029
Obligations of state and political subdivisions	**55,955**	61,539	57,864
Mortgage-backed securities	**117,050**	110,278	127,424
Corporate debt securities	**18,983**	13,021	425
Equity securities	**8,073**	8,744	6,750
Total	**$ 231,831**	$ 211,353	$ 205,492

The following table sets forth the maturities of securities at December 31, 2004 (in thousands) and the weighted average yields of such securities calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Tax-equivalent adjustments, using a 34% rate, have been made in calculating yields on obligations of state and political subdivisions.

	Within One Year	2 - 5 Years	6 - 10 Years	Over 10 Years	Mortgage Backed Securities	No Fixed Maturity	Total
U.S. Treasury securities	$ 0	$ 1,002	$ 0	$ 0	$ 0	$ 0	$ 1,002
Yield		2.43%					2.43%
Obligations of U.S. government agencies	5,029	4,026	16,985	4,916			30,956
Yield	2.28%	3.66%	3.50%	3.47%			3.32%
Obligations of state and political subdivisions [1]		1,450	5,275	46,388			53,113
Yield		6.81%	6.57%	7.43%			7.33%
Corporate debt securities			1,611	17,527			19,138
Yield			4.83%	4.22%			4.27%
Mortgage-backed securities					117,986		117,986
Yield					4.58%		4.58%
Equity securities [2]						8,073	8,073
Yield						3.87%	3.87%
Total maturities	$ 5,029	$ 6,478	$ 23,871	$ 68,831	$ 117,986	$ 8,073	$ 230,268
Weighted yield	2.28%	4.17%	4.27%	6.33%	4.58%	3.87%	4.98%

[1] Yields on state and municipal securities have been adjusted to a tax-equivalent basis using a 34% federal income tax rate.

[2] Yield presented represents 2004 actual return.

LOANS

Total loans increased $74 million, or 13%, in 2004. Almost 90% of the growth recorded during the year was real estate related, including a $62 million increase in commercial mortgages and a $3 million increase in home equity loans. Residential mortgage loans decreased $1 million during the year as $30 million of loan balances were sold in the secondary market to reduce the company's interest rate risk exposure and to secure funding for anticipated loan originations. The increase in other loans represents loans to state and municipal entities and includes a local issue funded in 2004 for $7 million. Installment loan balances grew $2 million in 2004 while other commercial loan balances decreased $1 million as payments offset new growth.

Details regarding the loan portfolio for each of the last five years ending December 31 are as follows:

Loans Outstanding (in thousands)

	2004	2003	2002	2001	2000
Commercial and Financial	**$ 130,937**	$ 132,319	$ 115,651	$ 94,360	$ 79,483
Real Estate	**402,792**	337,423	294,864	274,255	246,061
Installment	**69,027**	66,981	63,258	62,786	62,504
Other	**30,136**	22,052	20,343	14,077	10,327
Total Loans Gross	**632,892**	558,775	494,116	445,478	398,375
Allowance for Credit Losses	**(7,100)**	(6,578)	(6,140)	(5,594)	(5,250)
Net Loans	**$ 625,792**	$ 552,197	$ 487,976	$ 439,884	$ 393,125

The following schedule shows the repricing distribution of loans outstanding as of December 31, 2004. Also provided are these amounts classified according to sensitivity to changes in interest rates.

Loans Outstanding — Repricing Distribution (in thousands)

	Within One Year	One to Five Years	Over Five Years	Total
Commercial and Financial	$ 107,666	$ 20,332	$ 2,939	$ 130,937
Real Estate	259,782	82,440	60,570	402,792
Installment	2,363	63,355	3,309	69,027
Other	5,770	6,841	17,525	30,136
Total	$ 375,581	$ 172,968	$ 84,343	$ 632,892
Loans with predetermined interest rates	$ 23,212	$ 94,682	$ 67,542	$ 185,436
Loans with floating rates	352,369	78,286	16,801	447,456
Total	$ 375,581	$ 172,968	$ 84,343	$ 632,892


NET LOANS
$ in millions
393
440
488
552
626
2000
2001
2002
2003
2004

ASSET QUALITY

The company manages credit risk through the application of policies and procedures designed to foster sound underwriting and credit monitoring practices, although, as is the case with any financial institution, a certain degree of credit risk is dependent in part on local and general economic conditions that are beyond the company's control.

The company's risk management committee meets quarterly or more often as required and makes recommendations to the board of directors regarding provisions for credit losses. The committee reviews individual problem credits and ensures that ample reserves are established considering both general allowances and specific allocations.

The following schedule reflects various non-performing categories as of December 31 for each of the last five years:

	2004	2003	2002	2001	2000
	(in thousands)				
Nonaccrual:					
Impaired	**$ 0**	$ 0	$ 0	$ 0	$ 0
Other	**303**	844	37	343	645
Loans past due 90 days or more and still accruing	**539**	622	299	426	224
Other Real Estate Owned	**0**	0	0	50	0
Total Non-Performing Assets	**$ 842**	$ 1,466	$ 336	$ 819	$ 869

In 2004, total non-performing assets decreased $624,000. Nonaccrual loans decreased $541,000 as $255,000 of the balances carried on December 31, 2003 were charged-off in 2004 and $296,000 were paid in full. A total of $53,000 of the charged-off balances has subsequently been recovered by the company. Management believes that of the loans currently carried as nonaccrual, loss potential is minimal. Loans past due over ninety days decreased $83,000 during the year. The balance of other real estate owned on December 31, 2004 was $0.

During 2003, total non-performing assets increased $1.1 million due to an $807,000 increase in nonaccrual loans and a $323,000 increase in loans past due over ninety days. Management reported that of the loans carried as nonaccrual, loss potential only existed on $444,000 of the balances. Any loss realized on the nonaccrual loans and past due loans would be limited to any collateral deficiency upon disposition. The balance of other real estate owned on December 31, 2003 was $0.

On December 31, 2004, the company's ratio of nonaccrual loans to total loans was .05% compared to the .15% reported in 2003. We continue to rank well ahead of peer banks in measurements of delinquency. The company continues to acknowledge the weakness in local real estate markets, emphasizing strict underwriting standards to minimize the negative impact of the current environment.


RESERVE TO TOTAL LOANS %
1.32
1.26
1.24
1.18
1.12
2000
2001
2002
2003
2004

ALLOWANCE FOR CREDIT LOSSES

The following table presents an allocation of the allowance for credit losses as of the end of each of the last five years (in thousands):

LOAN LOSS RESERVE ALLOCATION

	December 31, 2004		December 31, 2003		December 31, 2002		December 31, 2001		December 31, 2000	
	Amount	**Percentage of Loans in Each Category to Total Loans**	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans
Commercial and Financial	**$ 3,041**	**79%**	$ 4,449	76%	$ 4,154	76%	$ 1,577	72%	$ 2,483	67%
Real Estate	**44**	**3%**	53	4%	44	5%	138	7%	190	12%
Installment	**272**	**18%**	259	20%	210	19%	183	21%	98	21%
Unallocated	**3,743**	**—**	1,817	—	1,732	—	3,696	—	2,479	—
	$ 7,100	**100%**	$ 6,578	100%	$ 6,140	100%	$ 5,594	100%	$ 5,250	100%

The following schedule presents an analysis of the allowance for credit losses for each of the last five years (in thousands):

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Balance, January 1	**$ 6,578**	$ 6,140	$ 5,594	$ 5,250	$ 4,714
Charge-Offs:					
Commercial and Financial	**293**	314	256	233	70
Real Estate	**412**	109	455	474	268
Installment	**423**	579	307	360	355
Total Charge-Offs	**1,128**	1,002	1,018	1,067	693
Recoveries on Charged-Off Loans:					
Commercial and Financial	**51**	13	2	6	10
Real Estate	**66**	7	10	20	122
Installment	**133**	220	152	165	127
Total Recoveries	**250**	240	164	191	259
Net Charge-Offs	**878**	762	854	876	434
Provision for Credit Losses	**1,400**	1,200	1,400	1,220	970
Balance, December 31	**$ 7,100**	$ 6,578	$ 6,140	$ 5,594	$ 5,250
Net Charge-Offs during the period as a percentage of average loans outstanding during the period	**.15%**	.15%	.18%	.21%	.11%
Allowance for credit losses as a percentage of net loans outstanding at end of period	**1.12%**	1.18%	1.24%	1.26%	1.32%

Net charge-offs increased $116,000 in 2004 but remained stable as a percentage of average loans. The installment loan charge-offs include $289,000 of indirect auto loans of which $121,000 was recovered through sale during the year. All other charge-off's include writedowns on credits incurred in the normal course of business. During 2004, $255,000 of the balances carried as nonaccrual on December 31, 2003 were charged-off of which $43,000 was recovered later in the year. The company's ratio of net charge-off's to average loans is comparable to its national peer group while the ratio of the allowance for credit losses to net loans is adequate considering delinquent balances.

DEPOSITS

The primary source of funds to support the company's growth is its deposit base, and emphasis has been placed on accumulating new deposits while making every effort to retain current relationships. Total deposits increased $70 million in 2004 comprised of $63 million in lower costing savings and demand accounts and a $7 million increase in time deposit balances.


TOTAL DEPOSITS
$ in millions
460
517
540
602
672
2000
2001
2002
2003
2004

The average daily amount of deposits and rates paid on such deposits is summarized for the periods indicated in the following table (in thousands):

	Year Ended December 31,					
	2004		2003		2002	
	Amount	**Rate**	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	**$ 72,700**		$ 68,273		$ 57,926	
Interest-bearing demand deposits	**163,826**	**0.98%**	116,196	0.94%	104,968	1.67%
Savings deposits	**80,112**	**0.75%**	66,974	0.89%	56,878	1.41%
Time deposits	**316,037**	**2.60%**	321,682	2.95%	318,321	3.82%
Total	**$ 632,675**		$ 573,125		$ 538,093	

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2004, are summarized as follows:

	Time Certificates Of Deposit (in thousands)
3 months or less	$ 50,126
Over 3 through 6 months	10,736
Over 6 through 12 months	13,532
Over 12 months	19,931
Total	$ 94,325

ASSET AND LIABILITY MANAGEMENT

The major objectives of the company's asset and liability management are to (1) manage exposure to changes in the interest rate environment to achieve a neutral interest sensitivity position within reasonable ranges, (2) ensure adequate liquidity and funding, (3) maintain a strong capital base, and (4) maximize net interest income opportunities. The company manages these objectives through its Senior Management and Asset and Liability Management Committees (ALCO).Members of the committees meet regularly to develop balance sheet strategies affecting the future level of net interest income, liquidity and capital. Items that are considered in asset and liability management include balance sheet forecasts, the economic environment, the anticipated direction of interest rates and the company's earnings sensitivity to changes in these rates.

INTEREST RATE SENSITIVITY

The company analyzes its interest sensitivity position to manage the risk associated with interest rate movements through the use of gap analysis and simulation modeling. Interest rate risk arises from mismatches in the repricing of assets and liabilities within a given time period. Gap analysis is an approach used to quantify these differences. A positive gap results when the amount of interest-sensitive assets exceeds that of interest-sensitive liabilities within a given time period. A negative gap results when the amount of interest-sensitive liabilities exceeds that of interest-sensitive assets.

While gap analysis is a general indicator of the potential effect that changing interest rates may have on net interest income, the gap report has some limitations and does not present a complete picture of interest rate sensitivity. First, changes in the general level of interest rates do not affect all categories of assets and liabilities equally or simultaneously. Second, assumptions must be made to construct a gap table. For example, non-maturity deposits are assigned a repricing interval based on internal assumptions. Management can influence the actual repricing of these deposits independent of the gap assumption. Third, the gap table represents a one-day position and cannot incorporate a changing mix of assets and liabilities over time as interest rates change.

Because of the limitations of the gap reports, the company uses simulation modeling to project future net interest income streams incorporating the current gap position, the forecasted balance sheet mix, and the anticipated spread relationships between market rates and bank products under a variety of interest rate scenarios.

The company's interest sensitivity at December 31, 2004 was essentially neutral within reasonable ranges; for example, an interest rate fluctuation of up or down 200 basis points would not be expected to have a significant impact on net interest income.

INTEREST RATE GAP

The following schedule illustrates the company's interest rate gap position as of December 31, 2004 which measures sensitivity to interest rate fluctuations for certain interest sensitivity periods.

Interest Rate Sensitivity Analysis
as of December 31, 2004
(in thousands)

	Rate Sensitive						
	1 to 90 Days	91 to 180 Days	181 to 365 Days	1 to 5 Years	Beyond 5 Years	Not Rate Sensitive	Total
Commercial loans	$ 350,837	$ 5,134	$ 11,593	$ 95,520	$ 37,040	$ 0	$ 500,124
Mortgage loans	595	800	2,995	12,620	3,321	0	20,331
Installment loans	24,973	6,196	12,358	59,566	9,344	0	112,437
Total Loans	376,405	12,130	26,946	167,706	49,705	0	632,892
Securities — taxable	26,418	11,725	15,651	77,605	40,456	8,073	179,928
Securities — tax free	0	420	0	24,005	27,478	0	51,903
Total Securities	26,418	12,145	15,651	101,610	67,934	8,073	231,831
Interest-bearing deposits with banks	297	198	1,485	0	0	0	1,980
Federal funds sold	1,700	0	0	0	0	0	1,700
Total Money Market Assets	1,997	198	1,485	0	0	0	3,680
Total Earning Assets	404,820	24,473	44,082	269,316	117,639	8,073	868,403
Non-earning assets	0	0	0	0	0	46,188	46,188
Allowance for credit losses	0	0	0	0	0	(7,100)	(7,100)
Total Assets	$ 404,820	$ 24,473	$ 44,082	$ 269,316	$ 117,639	$ 47,161	$ 907,491
Interest-bearing demand deposits	$ 217,669	$ 0	$ 0	$ 0	$ 0	$ 0	$ 217,669
Savings deposits	85,630	574	789	0	0	0	86,993
Time deposits $100,000 and over	50,127	10,736	13,532	18,508	1,422	0	94,325
Other time deposits	34,947	27,933	49,914	87,983	13,291	0	214,068
Total Interest-Bearing Deposits	388,373	39,243	64,235	106,491	14,713	0	613,055
Borrowed funds and other interest-bearing liabilities	28,325	1,717	8,491	46,439	69,095	0	154,067
Total Interest-Bearing Liabilities	416,698	40,960	72,726	152,930	83,808	0	767,122
Demand deposits	0	0	0	0	0	58,658	58,658
Other liabilities	0	0	0	0	0	5,988	5,988
Stockholders' equity	0	0	0	0	0	75,723	75,723
Total Liabilities and Stockholders' Equity	$ 416,698	$ 40,960	$ 72,726	$ 152,930	$ 83,808	$ 140,369	$ 907,491
Interest Rate Sensitivity Gap	$ (11,878)	$ (16,487)	$ (28,644)	$ 116,386	$ 33,831	$ (93,208)	
Cumulative Gap	$ (11,878)	$ (28,365)	$ (57,009)	$ 59,377	$ 93,208		

EARNINGS AT RISK AND ECOMONIC VALUE AT RISK SIMULATIONS

The company recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet beyond static gap analysis. Although it will continue to measure its static gap position, the company utilizes additional modeling for identifying and measuring the interest rate risk in the overall balance sheet. The ALCO is responsible for focusing on "earnings at risk" and "economic value at risk", and how both relate to the risk-based capital position when analyzing the interest rate risk.

EARNINGS AT RISK

Earnings at risk simulation measures the change in net interest income and net income should interest rates rise and fall. The simulation recognizes that not all assets and liabilities reprice equally and simultaneously with market rates (i.e., savings rate). The ALCO looks at "earnings at risk" to determine income changes from a base case scenario under an increase and decrease of 200 basis points in the interest rate simulation model.

ECONOMIC VALUE AT RISK

Earnings at risk simulation measures the short-term risk in the balance sheet. Economic value (or portfolio equity) at risk measures the long-term risk by finding the net present value of the future cash flows from the company's existing assets and liabilities. The ALCO examines this ratio monthly utilizing a rate shock of ±200 basis points in the interest rate simulation model. The ALCO recognizes that, in some instances, this ratio may contradict the "earnings at risk" ratio.

The following table illustrates the simulated impact of a 200 basis point upward or downward movement in interest rates on net interest income, and the change in economic value. This analysis assumed that interest-earning asset and interest-bearing liability levels at December 31, 2004 remained constant. The impact of the rate movements were developed by simulating the effect of rates changing over a twelve-month period from the December 31, 2004 levels.

	RATES + 200	RATES -200
Earnings at risk:		
Percent change in net interest income	9.31%	(7.98)%
Economic value at risk:		
Percent change in economic value of equity	(24.70)%	13.76%

Economic value has the most meaning when viewed within the context of risk-based capital. Therefore, the economic value may change beyond the company's policy guideline for a short period of time as long as the risk-based capital ratio is greater than 10%.

LIQUIDITY

The term liquidity refers to the ability of the company to generate sufficient amounts of cash to meet its cash-flow needs. Liquidity is required to fulfill the borrowing needs of the company's credit customers and the withdrawal and maturity requirements of its deposit customers, as well as to meet other financial commitments. Cash and cash equivalents (cash and due from banks and federal funds sold) are the company's most liquid assets. At December 31, 2004 cash and cash equivalents totaled $15.3 million, compared to the December 31, 2003 level of $23.3 million. Financing activities provided $82.4 million and operating activities provided $11.4 million of cash and cash equivalents during the year while investing activities utilized $101.8 million. The cash flows provided by financing activities includes increases in deposits and borrowed funds while the funds provided by operating activities pertains to interest payments received on loans and investments. The cash used in investing activities consists of loan proceeds and security purchases.

Core deposits, which represent the company's primary source of liquidity, averaged $533 million in 2004, an increase of $55 million, or 12%, from the $478 million average in 2003. This increase in average core deposits was supplemented with a $5 million increase in average jumbo certificates and a $17 million increase in average borrowed funds and other interest-bearing liabilities.

The company has other potential sources of liquidity, including repurchase agreements. Additionally, the company can borrow on credit lines established at several correspondent banks and at the Federal Home Loan Bank of Pittsburgh. The Federal Reserve Discount Window also provides an additional funding source.

CAPITAL

A strong capital base is essential to the continued growth and profitability of the company and is therefore a management priority. The company's principal capital planning goals are to provide an adequate return to shareholders while retaining a sufficient base from which to provide for future growth, while at the same time complying with all regulatory standards. As more fully described in Note 13 to the financial statements, regulatory authorities have prescribed specified minimum capital ratios as guidelines for determining capital adequacy to help insure the safety and soundness of financial institutions.

The following schedules present information regarding the company's risk-based capital at December 31, 2004, 2003 and 2002 and selected other capital ratios.

CAPITAL ANALYSIS

(in thousands)

	December 31, 2004	2003	2002
Tier I Capital:			
Shareholders' equity	**$ 74,693**	$ 66,103	$ 58,005
Total Tier I Capital	**$ 74,693**	$ 66,103	$ 58,005
Tier II Capital:			
Allowable portion of allowance for credit losses	**$ 7,100**	$ 6,578	$ 6,140
Total Risk-Based Capital	**$ 81,793**	$ 72,681	$ 64,145
Total Risk-Weighted Assets	**$ 728,681**	$ 633,762	$ 549,300

CAPITAL RATIOS

	Regulatory Minimum	2004	2003	2002
Total Risk-Based Capital	8.00%	**11.22%**	11.47%	11.68%
Tier I Risk-Based Capital	4.00%	**10.25%**	10.43%	10.56%
Tier I Leverage Ratio	4.00%	**8.69%**	8.52%	8.09%
Return on Assets	N/A	**1.08%**	1.11%	1.12%
Return on Equity*	N/A	**12.86%**	13.15%	13.96%
Equity to Assets Ratio*	N/A	**8.34%**	8.42%	8.55%
Dividend Payout Ratio	N/A	**41.95%**	37.83%	35.29%

*Includes the effect of SFAS 115 in the amount of $1,030,000 in 2004, $2,635,000 in 2003 and $4,838,000 in 2002.

During 1999, the company implemented a Dividend Reinvestment Plan which has resulted in an influx to capital of $7.4 million to date. The company also adopted stock option plans for directors and senior officers. New capital generated from the exercise of stock options is $2.5 million at December 31, 2004. In November 2002, the company declared a 100% stock dividend which was payable January 31, 2003. As a result of this stock dividend, 2,603,838 new shares were issued on the payable date. The company also paid a 100% stock dividend on September 30, 2004 which resulted in the issuance of 5,423,425 new shares.

In 2004, regulatory capital increased $8.6 million comprised of a $5.4 million increase in retained earnings after paying cash dividends of $3.9 million, a $2.1 million increase due to the company's dividend reinvestment plan and a $1.1 million increase due to the issuance of shares from the company's stock option plans. As of December 31, 2004, there were 8,111,410 shares of stock available for future sale or stock dividends. The number of shareholders of record at December 31, 2004 was 1,246. Quarterly market highs and lows, dividends paid and known market makers are highlighted in the Investor Information section of this Annual Report. Refer to Note 13 to the financial statements for further discussion of capital requirements and dividend limitations.

ECONOMIC CONDITIONS AND FORWARD OUTLOOK

Economic conditions affect financial institutions, as they do other businesses, in a number of ways. Rising inflation affects all businesses through increased operating costs but affects banks primarily through the manner in which they manage their interest sensitive assets and liabilities in a rising rate environment. Economic recession can also have a material effect on financial institutions as the assets and liabilities affected by a decrease in interest rates must be managed in a way that will maximize the largest component of a bank's income, that being net interest income. Recessionary periods may also tend to decrease borrowing needs and increase the uncertainty inherent in the borrowers' ability to pay previously advanced loans. Additionally, reinvestment of investment portfolio maturities can pose a problem as attractive rates are not as available. Management closely monitors the interest rate risk of the balance sheet and the credit risk inherent in the loan portfolio in order to minimize the effects of fluctuations caused by changes in general economic conditions.


STOCKHOLDERS' EQUITY
$ in millions
46.7
51.8
62.8
68.7
75.7
2000
2001
2002
2003
2004

While we are optimistic about the prospect of continued growth and earnings improvement, any forward-looking statements by their nature are subject to assumptions, risks and uncertainties. Actual results could vary from those implied for a variety of reasons including:

- A change in interest rates which is more immediate or more significant than anticipated.
- The demand for new loans and the ability of borrowers to repay outstanding debt.
- The timing of expansion plans could be altered by forces beyond our control such as weather or regulatory approvals.
- Our ability to continue to attract new deposits from our marketplace to meet the daily liquidity needs of the company.

As of this writing, the company was not aware of any pronouncements or legislation that would have a material impact on the results of operations.


DIVIDENDS PER SHARE $
$0.22
$0.24
$0.28
$0.31
$0.36
2000
2001
2002
2003
2004

CORPORATE PROFILE

The Business of First National Community Bancorp, Inc.

THE COMPANY

First National Community Bancorp, Inc. (the "company") is a Pennsylvania business, incorporated in 1997 and is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. The company became an active bank holding company on July 1, 1998 when it assumed ownership of First National Community Bank (the "bank"). On November 2, 2000, the Federal Reserve Bank of Philadelphia approved the company's application to change its status to a financial holding company as a complement to the company's strategic objective. The bank is a wholly-owned subsidiary of the company.

The company's primary activity consists of owning and operating the bank, which provides customary retail and commercial banking services to individuals and businesses. The bank provides practically all of the company's earnings as a result of its banking services.

THE BANK

The bank was established as a national banking association in 1910 as "The First National Bank of Dunmore." Based upon shareholder approval received at a Special Shareholders' Meeting held October 27, 1987, the bank changed its name to "First National Community Bank" effective March 1, 1988. The bank's operations are conducted from offices located in Lackawanna and Luzerne Counties, Pennsylvania:

Office	Date Opened
Main	October 1910
Scranton	September 1980
Dickson City	December 1984
Fashion Mall	July 1988
Wilkes-Barre	July 1993
Pittston Plaza	April 1995
Kingston	August 1996
Exeter	November 1998
Daleville	April 2000
Plains	June 2000
Back Mountain	October 2000
Clarks Green	October 2001
Hanover Township	January 2002
Nanticoke	April 2002
Hazleton	October 2003
Route 315	February 2004

The bank provides many commercial banking services to individuals and businesses, including a wide variety of deposit instruments including Image Checking and E-Statement. Consumer loans include both secured and unsecured installment loans, fixed and variable rate mortgages, jumbo mortgages, home equity term loans and lines of credit and "Instant Money" overdraft protection loans. Additionally, the bank is also in the business of underwriting indirect auto loans which are originated through various auto dealers in northeastern Pennsylvania and dealer floor plan loans. MasterCard and VISA personal credit cards are available through the bank, as well as the FNCB Check Card which allows customers to access their checking account at any retail location that accepts VISA and serves the dual purpose of an ATM card. In the commercial lending field, the bank offers demand and term loans, either secured or unsecured, letters of credit, working capital loans, accounts receivable, inventory or equipment financing loans, and commercial mortgages. In addition, the bank offers MasterCard and VISA processing services to its commercial customers, as well as our Cash Management service which can be accessed through FNCBusiness Online, which is Internet based. FNCBusiness Online is a menu driven product that allows our business customers to have direct access to their account information and the ability to perform internal and external transfers and process Direct Deposit payroll transactions for employees, 24 hours a day, 7 days a week, from their place of business. As a result of the bank's partnership with INVEST, our customers are able to access alternative products such as mutual funds, annuities, stock and bond purchases, etc. directly from our INVEST representatives. The bank also offers customers the convenience of 24-hour banking, seven days a week, through FNCB Online via the Internet and its ATM network. Automated teller machines are available at the following locations:

Community Offices	Remote Locations
Dunmore	Petro Truck Stop, 98 Grove St., Dupont
Scranton	Bill's Shursave Supermarket, Rt. 502, Daleville
Dickson City	Joe's Kwik Mart, 620 N. Blakely St., Dunmore
Fashion Mall	Joe's Kwik Mart, Rts 940 and I-380, Pocono Summit
Wilkes-Barre	Joe's Kwik Mart, RR1, Newfoundland
Pittston	Joe's Kwik Mart, Providence Rd. and Main Ave., Scranton
Kingston	Hess Gas Station, 5128 Milford Road, East Stroudsburg
Exeter	
Daleville	
Plains	
Back Mountain	
Clarks Green	
Hanover Township	
Nanticoke	
Hazleton	
Route 315	

Additionally, to further enhance 24-hour banking services, Telephone Banking (Account Link), Loan by Phone, and Mortgage Link are available to customers. These services provide consumers the ability to access account information, perform related account transfers, and apply for a loan through the use of a touch tone telephone. Also, in our efforts to continually provide consumers the best possible service, the bank implemented in 2004 a Bounce Protection service which provides consumers with an added level of protection against unanticipated cash flow emergencies and account reconciliation errors.

As of December 31, 2004, industry concentrations exist within the following eight industries. Loans and lines of credit to each of these industries were as follows:

	Amount	% of Regulatory Capital
• Shopping Centers/Complexes	$36,914,000	45%
• Hotels	$33,510,000	41%
• Restaurants	$29,827,000	36%
• Land Subdivision	$27,874,000	34%
• Automobile Dealers	$24,818,000	30%
• Office Complexes/Units	$21,292,000	26%
• General Government	$20,797,000	25%
• Gas Stations	$20,137,000	25%

First lien mortgages on the real estate and a diverse group of borrowers, including carefully selected automobile dealers, provide security against undue risks in the portfolio.

COMPETITION

The bank is one of two financial institutions with principal offices in Dunmore. Primary competition in the Lackawanna County market comes from numerous commercial banks and savings and loan associations operating in the area. Our Luzerne County offices share many of the same competitors we face in Lackawanna County as well as several banks and savings and loans that are not in our Lackawanna County market. Deposit deregulation has intensified the competition for deposits among banks in recent years. Additional competition is derived from credit unions, finance companies, brokerage firms, insurance companies and retailers.

REGULATORY MATTERS

The company is subject to certain annual reporting requirements regarding its business operations. As a registered financial holding company under the Bank Holding Company Act of 1956, as amended, the company is subject to the supervision and examination by the Federal Reserve Board.

The bank is subject to regulation and supervision by the Office of the Comptroller of the Currency, which includes regular examinations of the bank's records and operations. As a member of the Federal Deposit Insurance Corporation (FDIC), the bank's depositors' accounts are insured up to $100,000 per ownership category. To obtain this protection for its depositors, the bank pays an assessment and is subject to the regulations of the FDIC. The bank is also a member of the Federal Reserve System and as such is subject to the rules promulgated by the Federal Reserve Board.

EMPLOYEES

As of December 31, 2004 the bank employed 264 persons, including 55 part-time employees.

DESCRIPTION OF PROPERTY

The company owns the principal operating office of the company and the following community offices and Drive-In facilities of the bank:

Office	Address
Main Office	102 East Drinker Street, Dunmore
Dickson City Office	934 Main Street, Dickson City
Scranton Office	419-421 Spruce Street, Scranton
Clarks Green Office	269 East Grove Street, Clarks Green
Nanticoke	194 South Market Street, Nanticoke
Hazleton	330-352 West Broad Street, Hazleton

The bank conducts the following branch operations from leased facilities:

Office	Address
Fashion Mall Office	277 Scranton/Carbondale Highway, Scranton
Wilkes-Barre Office	23 West Market Street, Wilkes-Barre
Pittston Plaza Office	1700 North Township Boulevard, Pittston
Kingston Office	754 Wyoming Avenue, Kingston
Exeter Office	1625 Wyoming Avenue, Exeter
Daleville Office	Route 502 & 435, Daleville
Plains Office	27 North River Road, Plains
Back Mountain Office	169 North Memorial Highway, Shavertown
Hanover Township Office	734 San Souci Parkway, Hanover Township
Route 315 Office	3 Old Boston Road, Pittston

The bank also leases a facility in Dunmore for back office operations and certain senior administrative offices. As of December 31, 2004 the bank owned three other properties located in Dunmore and a parcel of land in Marshalls Creek, Monroe Township. These properties are intended for future expansion.

DIRECTORS AND OFFICERS

FIRST NATIONAL COMMUNITY BANCORP, INC.

OFFICERS

Louis A. DeNaples
Chairman

J. David Lombardi
President and Chief Executive Officer

Michael J. Cestone, Jr.
Secretary

William S. Lance
Treasurer

DIRECTORS OF THE CORPORATION AND BANK

Louis A. DeNaples
Chairman of the Boards of the Company and the Bank
President, DeNaples Auto Parts, Inc.
Vice President, Rail Realty Inc.

J. David Lombardi
President and Chief Executive Officer of the Company and the Bank

Michael J. Cestone, Jr.
Secretary of the Boards of the Company and the Bank
President, M.R. Co. (a corporation)
CEO, S.G. Mastriani Company

Michael G. Cestone
President, S.G. Mastriani Company

Joseph Coccia
President, Coccia Ford, Inc.
President, Coccia Lincoln Mercury, Inc.

William P. Conaboy
Vice President, General Counsel, Allied Services

Michael T. Conahan
President Judge
Luzerne County Court of Common Pleas

Dominick L. DeNaples
Vice President, DeNaples Auto Parts, Inc.
President, Rail Realty Inc.

Joseph J. Gentile
President, Dunmore Oil Co., Inc.

Joseph O. Haggerty
Retired Superintendent
Dunmore School District

John P. Moses
Moses & Gelso, L.L.P.
Attorneys at Law

John R. Thomas
Retired Executive

George N. Juba
Director Emeritus

FIRST NATIONAL COMMUNITY BANK OFFICERS

J. David Lombardi
President and
Chief Executive Officer

Gerard A. Champi
Executive Vice President
Retail Sales Division Manager

Thomas P. Tulaney
Executive Vice President
Commercial Sales Division Manager

Stephen J. Kavulich
First Senior Vice President
Loan Administration/
Compliance Division Manager

William S. Lance
First Senior Vice President
Finance Control Division Manager

James M. Bone, Jr., CPA
Senior Vice President
Administrative Services Division Manager

Robert J. Mancuso
Senior Vice President and Cashier
Facilities and Human Resources
Division Manager

Richard F. Post, Jr.
Senior Vice President
Loan Review Division Manager

Anthony J. Gabello, CPA
Senior Vice President
Credit and Branch Administrator

Brian C. Mahlstedt
Senior Vice President
Commercial Loan Officer

Salvatore A. Marchese
Senior Vice President
Indirect Lending Manager

Joseph P. Stupak, CFSA
Internal Auditor

Patrick J. Barrett
Vice President
Commercial Loan Officer

Joseph A. Castrogiovanni
Vice President
Assistant Comptroller

Cathy J. Conrad
Vice President
Credit Department Manager

Donna M. Czerw
Vice President
Branch Operations Specialist

Linda A. D'Amario
Vice President
Comptroller

Paul S. Dunda
Vice President
Information Services Manager

John P. Foley
Vice President
Commercial Loan Officer

Jonathan T. Grande
Vice President
Commercial Loan Officer

Robert F. Karoscik
Vice President
Community Office Manager

Thomas C. Lunney
Vice President
Property Manager

Louis M. Martarano
Vice President
Retail Sales Administrator

Anthony T. Rossi
Vice President
Collections Manager

Laurie M. Schwager
Vice President
Community Office Manager

Theresa M. Surma
Vice President
Electronic Banking Manager

James S. Worobey
Vice President
Commercial Loan Officer

Wendy A. Worobey
Vice President
M.I.S. Manager

Marilyn K. Dolphin
Assistant Vice President
Community Office Manager

Eileen R. Farber-Bonk
Assistant Vice President
Community Office Manager

Michael J. Germano III
Assistant Vice President
Special Assets Officer

Christine A. Gresh
Assistant Vice President
Community Office Manager

Nancy A. Jeffers
Assistant Vice President
Commercial Loan Officer

William E. Keating
Assistant Vice President
Community Office Manager

Lisa L. Kinney
Assistant Vice President
Indirect Lending Officer

Madolyn A. MacArthur
Assistant Vice President
Community Office Manager

Richard D. Padula
Assistant Vice President
Mortgage Loan Originator

Lucy E. Singer
Assistant Vice President
Community Office Manager

Jason A. Bohenek
Assistant Auditor

Germaine T. Helcoski, CRP
Assistant Auditor

Linda L. Matylewicz
Assistant Cashier
Employment Coordinator

Bernice A. Shipp
Assistant Cashier
Community Office Manager

CONSOLIDATED BALANCE SHEETS

December 31, (in thousands, except share data)	2004	2003
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	**$ 13,653**	$ 23,290
Federal funds sold	**1,700**	0
Total cash and cash equivalents	**15,353**	23,290
Interest-bearing balances with financial institutions	**1,980**	2,673
Securities:		
Available-for-sale, at fair value	**222,282**	201,204
Held-to-maturity, at cost (fair value $1,542 and $1,442)	**1,486**	1,415
Federal Reserve Bank and FHLB stock, at cost	**8,063**	8,734
Net loans	**625,792**	552,197
Bank premises and equipment	**10,054**	8,758
Accrued interest receivable	**3,984**	3,458
Other assets	**18,497**	14,574
TOTAL ASSETS	**$ 907,491**	$ 816,303
LIABILITIES		
Deposits:		
Demand	**$ 58,658**	$ 73,918
Interest-bearing demand	**217,669**	138,021
Savings	**86,993**	88,496
Time ($100,000 and over)	**94,325**	91,375
Other time	**214,068**	210,259
Total deposits	**671,713**	602,069
Borrowed funds	**154,067**	140,421
Accrued interest payable	**1,534**	2,031
Other liabilities	**4,454**	3,044
Total liabilities	**$ 831,768**	$ 747,565
STOCKHOLDERS' EQUITY		
Common Stock ($1.25 par)		
Authorized: 20,000,000 shares		
Issued and outstanding: 10,898,942 shares in 2004 and 10,663,670 shares in 2003	**$ 13,624**	$ 13,330
Additional paid-in capital	**18,671**	15,638
Retained earnings	**42,398**	37,135
Accumulated other comprehensive income	**1,030**	2,635
Total stockholders' equity	**75,723**	68,738
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 907,491**	$ 816,303

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31, (in thousands, except per share data)	2004	2003	2002
INTEREST INCOME			
Interest and fees on loans	**$ 32,982**	$ 30,738	$ 31,477
Interest and dividends on securities:			
U.S. Treasury and government agencies	**5,788**	6,534	8,043
State and political subdivisions	**2,524**	2,853	2,734
Other securities	**829**	455	340
Total interest and dividends on securities	**9,141**	9,842	11,117
Interest on balances with financial institutions	**44**	82	138
Interest on federal funds sold	**62**	43	127
TOTAL INTEREST INCOME	**42,229**	40,705	42,859
INTEREST EXPENSE			
Interest-bearing demand	**1,605**	1,097	1,750
Savings	**599**	599	799
Time ($100,000 and over)	**2,102**	2,199	2,750
Other time	**6,125**	7,278	9,414
Interest on borrowed funds	**6,529**	6,237	6,086
TOTAL INTEREST EXPENSE	**16,960**	17,410	20,799
Net interest income before provision for credit losses	**25,269**	23,295	22,060
Provision for credit losses	**1,400**	1,200	1,400
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	**23,869**	22,095	20,660
OTHER INCOME			
Service charges	**1,929**	1,575	1,371
Net gain on the sale of securities	**846**	657	366
Net gain on the sale of loans	**499**	555	339
Net gain on the sale of other real estate	**25**	96	454
Other	**1,490**	1,301	1,146
TOTAL OTHER INCOME	**4,789**	4,184	3,676
OTHER EXPENSES			
Salaries and employee benefits	**8,692**	7,641	6,990
Occupancy expense	**1,556**	1,471	1,388
Equipment expense	**1,257**	1,193	1,161
Directors Fees	**468**	464	372
Advertising expense	**650**	575	604
Data processing expense	**1,309**	1,116	941
Bank shares tax	**583**	410	342
Other operating expenses	**2,884**	2,613	2,450
TOTAL OTHER EXPENSES	**17,399**	15,483	14,248
INCOME BEFORE INCOME TAXES	**11,259**	10,796	10,088
Provision for income taxes	**1,996**	2,159	2,063
NET INCOME	**$ 9,263**	$ 8,637	$ 8,025
EARNINGS PER SHARE:			
BASIC	**$ 0.86**	$ 0.82	$ 0.78
DILUTED	**$ 0.83**	$ 0.79	$ 0.75

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, (in thousands)	2004	2003	2002
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:			
CASH FLOWS FROM OPERATING ACTIVITIES:			
Interest received	**$ 42,633**	$ 41,847	$ 44,085
Fees and commissions received	**3,419**	2,876	2,517
Interest paid	**(17,457)**	(17,755)	(21,987)
Cash paid to suppliers and employees	**(15,019)**	(14,152)	(13,253)
Income taxes paid	**(2,189)**	(2,759)	(2,579)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**11,387**	10,057	8,783
CASH FLOWS FROM INVESTING ACTIVITIES:			
Securities available for sale:			
Proceeds from maturities	**500**	500	1,000
Proceeds from sales prior to maturity	**67,933**	51,282	40,088
Proceeds from calls prior to maturity	**33,866**	80,258	46,916
Purchases	**(125,292)**	(141,876)	(94,313)
Securities held to maturity:			
Proceeds from calls prior to maturity	**0**	0	643
Net (increase)/decrease in interest-bearing bank balances	**693**	695	(207)
Purchase of bank owned life insurance	**(2,500)**	0	0
Net increase in loans to customers	**(74,470)**	(64,771)	(48,649)
Capital expenditures	**(2,489)**	(2,740)	(1,584)
NET CASH USED IN INVESTING ACTIVITIES	**(101,759)**	(76,652)	(56,106)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in demand deposits, money market demand, NOW accounts, and savings accounts	**62,884**	75,846	20,191
Net increase/(decrease) in certificates of deposit	**6,759**	(14,252)	2,950
Net increase in borrowed funds	**13,646**	13,513	25,298
Proceeds from issuance of common stock net of stock issuance costs	**2,060**	1,565	1,238
Proceeds from issuance of common stock — Stock Option Plans	**971**	982	324
Cash dividends paid	**(3,885)**	(3,267)	(2,832)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**82,435**	74,387	47,169
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(7,937)**	7,792	(154)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**23,290**	15,498	15,652
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 15,353**	$ 23,290	$ 15,498
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Net income	**$ 9,263**	$ 8,637	$ 8,025
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization and accretion, net	**931**	1,293	1,169
Depreciation and amortization	**1,192**	1,085	1,082
Stock based compensation — stock option plans	**181**	181	0
Provision for credit losses	**1,400**	1,200	1,400
Provision for deferred taxes	**(405)**	(323)	(528)
Gain on sale of securities	**(846)**	(657)	(366)
Gain on sale of loans	**(499)**	(555)	(339)
Gain on sale of other real estate	**(25)**	(96)	(454)
Decrease in interest payable	**(497)**	(345)	(1,189)
Increase in accrued expenses and other liabilities	**1,410**	632	399
Increase in prepaid expenses and other assets	**(192)**	(845)	(473)
Decrease (increase) in interest receivable	**(526)**	(150)	57
Total adjustments	**2,124**	1,420	758
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 11,387**	$ 10,057	$ 8,783

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For The Years Ended December 31, 2004, 2003 and 2002 (In thousands, except share data)

	Comprehensive Income	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCES, DECEMBER 31, 2001		10,215,188	$ 12,768	$ 11,566	$ 26,916	$ 536	$ 51,786
Comprehensive Income:							
Net income for the year	$ 8,025				8,025		8,025
Other comprehensive income, net of tax:							
Unrealized gain on securities available-for-sale, net of deferred income taxes of $2,216	3,936						
Reclassification adjustment for gain or loss included in income	366						
Total other comprehensive gain, net of tax	4,302					4,302	4,302
Comprehensive Income	$ 12,327						
Cash dividends paid, $0.275 per share					(2,832)		(2,832)
Proceeds from issuance of Common Stock — stock option plans		44,000	56	310	(42)		324
Proceeds from issuance of Common Stock through dividend reinvestment		156,164	196	1,189	(147)		1,238
BALANCES, DECEMBER 31, 2002		10,415,352	$ 13,020	$ 13,065	$ 31,920	$ 4,838	$ 62,843
Comprehensive Income:							
Net income for the year	$ 8,637				8,637		8,637
Other comprehensive income, net of tax:							
Unrealized loss on securities available-for-sale, net of deferred income tax benefit of $1,135	(2,860)						
Reclassification adjustment for gain or loss included in income	657						
Total other comprehensive loss, net of tax	(2,203)					(2,203)	(2,203)
Comprehensive Income	$ 6,434						
Cash dividends paid, $0.31 per share					(3,267)		(3,267)
Stock based compensation — Stock Option Plans				181			181
Proceeds from issuance of Common Stock — stock option plans		129,600	162	901	(81)		982
Proceeds from issuance of Common Stock through dividend reinvestment		118,718	148	1,491	(74)		1,565
BALANCES, DECEMBER 31, 2003		10,663,670	$ 13,330	$ 15,638	$ 37,135	$ 2,635	$ 68,738
Comprehensive Income:							
Net income for the year	$ 9,263				9,263		9,263
Other comprehensive income, net of tax:							
Unrealized loss on securities available-for-sale, net of deferred income tax benefit of $826	(2,451)						
Reclassification adjustment for gain or loss included in income	846						
Total other comprehensive loss, net of tax	(1,605)					(1,605)	(1,605)
Comprehensive Income	$ 7,658						
Cash dividends paid, $0.36 per share					(3,885)		(3,885)
Stock based compensation — Stock Option Plans				181			181
Proceeds from issuance of Common Stock — stock option plans		119,500	149	883	(61)		971
Proceeds from issuance of Common Stock through dividend reinvestment		115,772	145	1,969	(54)		2,060
BALANCES, DECEMBER 31, 2004		10,898,942	$ 13,624	$ 18,671	$ 42,398	$ 1,030	$ 75,723

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies that affect the more significant elements of First National Community Bancorp, Inc.'s (the "company") financial statements are summarized below. They have been followed on a consistent basis and are in accordance with generally accepted accounting principles and conform to general practice within the banking industry.

NATURE OF OPERATIONS

The company is a registered bank holding company, incorporated under the laws of the state of Pennsylvania. It is the parent company of First National Community Bank (the "bank") and it's wholly owned subsidiary FNCB Realty, Inc.

The bank provides a variety of financial services to individuals and corporate customers through its sixteen banking locations located in northeastern Pennsylvania. It provides a full range of commercial banking services which includes commercial, residential and consumer lending. Additionally, the bank provides to it's customers a variety of deposit products, including demand checking and interest-bearing deposit accounts.

FNCB Realty, Inc.'s operating activities include the acquisition, holding, and disposition of certain real estate acquired in satisfaction of loan commitments owed by third party debtors to the bank.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of First National Community Bancorp, Inc., the bank and it's wholly owned subsidiary FNCB Realty, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES

Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in stockholders' equity. Cost of securities sold is recognized using the specific identification method.

Investments in the Federal Reserve Bank and FHLB stock are carried at cost due to restrictions on their sale due to regulatory requirements.

LOANS

Loans are stated at face value, net of unamortized loan fees and costs and the allowance for credit losses. Interest on all loans is recognized on the accrual basis, based upon the principal amount outstanding.

Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when management believes that the collection of interest or principal is doubtful. This is generally when a default of interest or principal has existed for 90 days or more, unless such loan is fully secured and in the process of collection. When the interest accrual is discontinued, interest credited to income in the current year is reversed and the accrual of income from prior years is charged against the allowance for credit losses. Any payments received are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts. Any excess is treated as a recovery of lost interest.

LOAN IMPAIRMENT

The Bank applies the provisions of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, in it's evaluation of the loan portfolio. SFAS 114 requires that certain impaired loans be measured based on the present value of expected future cash flows, net of disposal costs, discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral, net of disposal costs, if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for credit losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Amounts are charged off after giving due consideration to such factors as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions. Changes in the allowance relating to impaired loans are charged or credited to the provision for credit losses.

LOAN FEES

Loan origination and commitment fees, as well as certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield. The bank is generally amortizing these amounts over the life of the related loans except for residential mortgage loans, where the timing and amount of prepayments can be reasonably estimated. For these mortgage loans, the net deferred fees are amortized over an estimated average life of 7.5 years. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

OTHER REAL ESTATE (ORE)

Real estate acquired in satisfaction of a loan and in-substance foreclosures are reported in other assets. In-substance foreclosures are properties in which the borrower has little or no equity in collateral, where repayment of the loan is expected only from the operation or sale of the collateral, and the borrower either effectively abandons control of the property or the borrower has retained control of the property but his ability to rebuild equity based on current financial conditions is considered doubtful. Properties acquired by foreclosure or deed in lieu of foreclosure and properties classified as in-substance foreclosures are transferred to ORE and recorded at the lower of cost or fair value (less estimated selling cost for disposal of real estate) at the date actually or constructively received. Costs associated with the repair or improvement of the real estate are capitalized when such costs significantly increase the value of the asset, otherwise, such costs are expensed. An allowance for losses on ORE is maintained for subsequent valuation adjustments on a specific property basis.

BANK PREMISES AND EQUIPMENT
Bank premises and equipment are stated at cost less accumulated depreciation. Routine maintenance and repair expenditures are expensed as incurred while significant expenditures are capitalized. Depreciation expense is determined on the straight-line method over the following ranges of useful lives:

Buildings and improvements	10 to 40 years
Furniture, fixtures and equipment	3 to 15 years
Leasehold improvements	5 to 30 years

ADVERTISING COSTS
Advertising costs are charged to operations in the year incurred and totaled $650,000, $575,000 and $604,000 in 2004, 2003 and 2002, respectively.

INCOME TAXES
Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The company and its subsidiaries file a consolidated Federal income tax return. Under tax sharing agreements, each subsidiary provides for and settles income taxes with the company as if they would have filed on a separate return basis.

CASH EQUIVALENTS
For purposes of reporting cash flows, cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

NET INCOME PER SHARE
Basic earnings per share have been computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Such shares amounted to 10,780,407 in 2004, 10,528,978 in 2003 and 10,296,251 in 2002.

Diluted earnings per share have been computed by dividing net income (the numerator) by the weighted-average number of common shares and options outstanding (the denominator) for the period. Such shares amounted to 11,172,587 in 2004, 10,987,190 in 2003 and 10,706,854 in 2002.

All share and per share information has been adjusted to reflect the retroactive effect of the 100% stock dividends paid on September 30, 2004 and January 31, 2003.

STOCK-BASED COMPENSATION
As of January 1, 2003 the Company adopted SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to apply the prospective method as permitted by SFAS No. 148. Accordingly all options granted on and after January 1, 2003 are charged against income at their fair value. Those issued prior to adoption are accounted for on the intrinsic method in accordance with Accounting Principles Board Opinion (APB) No. 25. Refer to the table in Note 12 to the financial statements illustrating the effect on the earnings for the three years presented.

BANK OWNED LIFE INSURANCE
Bank owned life insurance policies (BOLI) are carried at the cash surrender value of the underlying policies. Income on the investments in the policies, net of insurance costs, is recorded as non-interest income.

SEGMENT REPORTING
In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires that public companies report certain information about operating segments in complete sets of financial statements of the company and in condensed financial statements of interim periods issued to shareholders. It also requires that public companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. SFAS No. 131 applies to fiscal years beginning after December 15, 1997.

First National Community Bancorp, Inc. is a one bank holding company operating primarily in northeastern Pennsylvania. The primary purpose of the company is the delivery of financial services within its market by means of a branch network located in Lackawanna and Luzerne counties. Each of the company's entities are part of the same reporting segment, whose operating results are regularly reviewed by management. Therefore, consolidated financial statements, as presented, fairly reflect the operating results of the financial services segment of our business.

NEW FINANCIAL ACCOUNTING STANDARDS
In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which establishes guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. FIN 46 requires a variable interest entity to be consolidated by a company if that company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both. Transferors to qualified special-purpose entities ("QSPEs") and certain other interests in a QSPE are not subject to the requirements of FIN 46. On December 17, 2003, the FASB revised FIN 46 (FIN 46R) and deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004, however, for special-purpose entities the Company would be required to apply FIN 46 as of December 31, 2003. The Interpretation had no effect on the company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement provides new rules on the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. Such financial instruments include mandatorily redeemable shares, instruments that require the issuer to buy back some of its shares in exchange for cash or other assets , or obligations that can be settled with shares, the monetary value of which is fixed. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 30, 2003. This statement had no effect on the company's consolidated financial statements.

2. RESTRICTED CASH BALANCES:

The bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank. The amount of those reserve balances for the reserve computation period which included December 31, 2004 was $75,000, which amount was satisfied through the restriction of vault cash. In addition, the bank maintains compensating balances at correspondent banks, most of which are not required, but are used to offset specific charges for services. At December 31, 2004, the amount of these balances was $800,000.

3. SECURITIES:

Securities have been classified in the consolidated financial statements according to management's intent. The carrying amount of securities and their approximate fair values (in thousands) at December 31 follow:

Available-for-sale Securities:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Net Carrying Value
December 31, 2004				
U.S. Treasury securities and obligations of U.S. government agencies	**$ 31,958**	**$ 6**	**$ 194**	**$ 31,770**
Obligations of state and political subdivisions	**51,627**	**2,899**	**57**	**54,469**
Mortgage-backed securities	**117,986**	**183**	**1,119**	**117,050**
Corporate debt securities	**19,138**	**17**	**172**	**18,983**
Equity securities	**10**	**0**	**0**	**10**
Total	**$ 220,719**	**$ 3,105**	**$ 1,542**	**$ 222,282**
December 31, 2003				
U.S. Treasury securities and obligations of U.S. government agencies	$ 17,632	$ 186	$ 47	$ 17,771
Obligations of state and political subdivisions	56,527	3,631	34	60,124
Mortgage-backed securities	109,922	1,212	856	110,278
Corporate debt securities	13,121	4	104	13,021
Equity securities	10	0	0	10
Total	$ 197,212	$ 5,033	$ 1,041	$ 201,204

Held-to-maturity Securities:

	Net Carrying Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
December 31, 2004				
Obligations of state and political subdivisions	**$ 1,486**	**$ 56**	**$ 0**	**$ 1,542**
Total	**$ 1,486**	**$ 56**	**$ 0**	**$ 1,542**
December 31, 2003				
Obligations of state and political subdivisions	$ 1,415	$ 27	$ 0	$ 1,442
Total	$ 1,415	$ 27	$ 0	$ 1,442

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government agencies	$ 25,779	$ 194	$ 0	$ 0	$ 25,779	$ 194
Obligations of state and political subdivisions	2,888	36	402	21	3,290	57
Mortgage-backed securities	73,133	839	13,488	280	86,621	1,119
Corporate debt securities	5,927	101	2,040	71	7,967	172
	$ 107,727	$ 1,170	$ 15,930	$ 372	$ 123,657	$ 1,542

Management evaluates securities for other-than-temporary impairment on a monthly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004, the sixty-two debt securities with unrealized losses have depreciated 1.2% from their amortized cost basis. The maturity of these securities are guaranteed by either the U.S. Government, government sponsored agencies, other governments or corporations. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government, its agencies, other governments or corporations; whether downgrades by bond rating agencies have occurred; and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, or for the forseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

The following table shows the amortized cost and approximate fair value of the company's debt securities (in thousands) at December 31, 2004 using contracted maturities. Expected maturities will differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Net Carrying Value	Net Carrying Value	Fair Value
Amounts maturing in:				
One Year or Less	**$ 5,029**	**$ 5,028**	**$ 0**	**$ 0**
One Year through Five Years	**6,478**	**6,522**	**0**	**0**
After Five Years through Ten Years	**23,871**	**23,748**	**0**	**0**
After Ten Years	**67,345**	**69,924**	**1,486**	**1,542**
Mortgage-backed Securities	**117,986**	**117,050**	**0**	**0**
Total	**$ 220,709**	**$ 222,272**	**$ 1,486**	**$ 1,542**

Gross proceeds from the sale of securities for the years ended December 31, 2004, 2003, and 2002 were $67,933,000, $51,282,000, and $40,088,000, respectively with the gross realized gains being $1,152,000, $999,000, and $405,000, respectively, and gross realized losses being $306,000, $342,000, and $39,000, respectively.

At December 31, 2004 and 2003, securities with a carrying amount of $132,900,000 and $76,692,000, respectively, were pledged as collateral to secure public deposits and for other purposes.

4. LOANS:

Major classifications of loans are summarized as follows:

	(in thousands) 2004	2003
Real estate loans, secured by residential properties	**$ 93,888**	$ 93,055
Real estate loans, secured by nonfarm, nonresidential properties	**308,904**	244,368
Commercial and industrial loans	**130,937**	132,319
Loans to individuals for household, family and other personal expenditures	**69,027**	66,981
Loans to state and political subdivisions	**29,774**	21,734
All other loans, including overdrafts	**362**	318
Gross loans	**632,892**	558,775
Less: Allowance for credit losses	**(7,100)**	(6,578)
Net loans	**$ 625,792**	$ 552,197

Changes in the allowance for credit losses were as follows:

	(in thousands) 2004	2003	2002
Balance, beginning of year	**$ 6,578**	$ 6,140	$ 5,594
Recoveries credited to allowance	**250**	240	164
Provision for credit losses	**1,400**	1,200	1,400
TOTAL	**8,228**	7,580	7,158
Losses charged to allowance	**1,128**	1,002	1,018
Balance, end of year	**$ 7,100**	$ 6,578	$ 6,140

Information concerning the bank's recorded investment in nonaccrual and restructured loans is as follows:

	(in thousands) 2004	2003
Nonaccrual loans		
Impaired	**$ 0**	$ 0
Other	**303**	844
Restructured loans	**0**	0
Total	**$ 303**	$ 844

The interest income that would have been earned in 2004, 2003 and 2002 on nonaccrual and restructured loans outstanding at December 31, 2004, 2003 and 2002 in accordance with their original terms approximated $42,000, $65,000 and $4,000. The interest income actually realized on such loans in 2004, 2003 and 2002 approximated $13,000, $15,000 and $0. As of December 31, 2004, there were no outstanding commitments to lend additional funds to borrowers of impaired, restructured or nonaccrual loans.

5. BANK PREMISES AND EQUIPMENT:

Bank premises and equipment are summarized as follows:

	(in thousands) 2004	2003
Land	**$ 1,386**	$ 1,386
Buildings	**4,622**	4,585
Furniture, fixtures and equipment	**7,867**	6,380
Leasehold improvements	**3,717**	3,183
Total	**17,592**	15,534
Less accumulated depreciation	**7,538**	6,776
Net	**$ 10,054**	$ 8,758

6. DEPOSITS:

At December 31, 2004 time deposits including certificates of deposit and Individual Retirement Accounts have the scheduled maturities as follows:

	(in thousands) Time Deposits $100,000 and Over	Other Time Deposits	Total
2005	$ 74,394	$ 111,813	$ 186,207
2006	6,462	38,709	45,171
2007	6,823	31,704	38,527
2008	1,038	9,270	10,308
2009 and Thereafter	5,608	22,572	28,180
Total	$ 94,325	$ 214,068	$ 308,393

7. BORROWED FUNDS:

Borrowed funds at December 31, 2004 and 2003 include the following (in thousands):

	2004	2003
Treasury Tax and Loan Demand Note	**$ 325**	$ 324
Borrowings under Lines of Credit	**153,742**	140,097
Total	**$ 154,067**	$ 140,421

During 2004, the average outstanding balance on these credit lines amounted to $1,774,000 and the average rate paid in 2004 was 1.42%.

The following table presents Federal Home Loan Bank of Pittsburgh ("FHLB of Pittsburgh") advances at their maturity dates (in thousands):

	December 31, 2004	
	Amount	Weighted Average Interest Rate
Within one year	$ 15,293	3.49%
After one year but within two years	22,624	2.76
After two years but within three years	2,480	4.71
After three years but within four years	28,727	4.79
After four years but within five years	9,452	4.77
After five years	75,166	4.75
	$ 153,742	4.34%

The FHLB of Pittsburgh advances include $16 million which reset quarterly and $138 million with fixed rates. All advances are collateralized either under a blanket pledge agreement by one to four family mortgage loans or with mortgage-backed securities. In addition, the company is required to purchase stock based upon the amount of advances outstanding.

At December 31, 2004, the company had available from the FHLB of Pittsburgh an open line of credit for $20,496,000 which expires on December 14, 2005. The line of credit may bear interest at either a fixed rate or a variable rate, such rate being set at the time of the funding request. In addition, at December 31, 2004, the company had available overnight repricing lines of credit with other correspondent banks totaling $25,000,000. At December 31, 2004 and 2003, the company had no borrowings outstanding with correspondent banks.

The maximum amount of borrowings outstanding at any month end during the years ended December 31, 2004 and 2003 were $163,469,000 and $160,368,000, respectively.

8. BENEFIT PLANS:

The bank has a defined contribution profit sharing plan which covers all eligible employees. The bank's contribution to the plan is determined at management's discretion at the end of each year and funded. Contributions to the plan in 2004, 2003 and 2002 amounted to $480,000, $420,000, and $375,000, respectively.

The bank has an unfunded non-qualified deferred compensation plan covering all eligible bank officers and directors as defined by the plan. This plan permits eligible participants to elect to defer a portion of their compensation. At December 31, 2004, elective deferred compensation amounting to $1,975,000 plus $1,103,000 in accrued interest has been included in other liabilities in the accompanying balance sheet.

9. INCOME TAXES:

The provision for income taxes included in the statement of income is comprised of the following components (in thousands):

	2004	2003	2002
Current	$ 2,401	$ 2,482	$ 2,591
Deferred	(405)	(323)	(528)
TOTAL	$ 1,996	$ 2,159	$ 2,063

The components of the net deferred tax asset, included in other assets, at December 31 are as follows (in thousands):

	2004	2003
Allowance for Credit Losses	$ 2,414	$ 2,236
Deferred Compensation	1,047	828
Stock Based Compensation	122	62
Gross Deferred Tax Asset	3,583	3,126
Unrealized Holding Gains on Securities Available-for-Sale	$ (531)	$ (1,357)
Deferred Loan Origination Fees	(252)	(230)
Depreciation	(367)	(253)
Gross Deferred Tax Liability	$ (1,150)	$ (1,840)
Deferred Tax Asset Valuation Allowance	(56)	(140)
Net Deferred Tax Assets	$ 2,377	$ 1,146

The provision for Income Taxes differs from the amount of income tax determined applying the applicable U.S. Statutory Federal Income Tax Rate to pre-tax income from continuing operations as a result of the following differences (in thousands):

	2004	2003	2002
Provision at Statutory Tax Rates	$ 3,828	$ 3,671	$ 3,430
Add (Deduct):			
Tax Effects of Non-Taxable Interest Income	(1,308)	(1,280)	(1,272)
Non-Deductible Interest Expense	109	115	145
Other Items Net	(633)	(347)	(240)
Provision for Income Taxes	$ 1,996	$ 2,159	$ 2,063

The net change in the valuation allowance for deferred tax asset was a decrease of $84,000 in 2004 and $111,000 in 2003. The changes relate to a decrease in the provision for income taxes to which this valuation relates.

10. RELATED PARTY TRANSACTIONS:

At December 31, 2004 and 2003, certain officers and directors and/or their affiliates were indebted to the bank in the aggregate amounts of $21,477,000 and $25,147,000. Such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. During 2004, $79,303,000 of new loans were made and repayments totaled $82,973,000. The bank was also committed under standby letters of credit as described in Note 11.

Deposits from certain officers and directors and/or their affiliates held by the bank at December 31, 2004 and 2003 amounted to $62,352,000 and $51,171,000.

11. COMMITMENTS:

(a) Leases:
At December 31, 2004, the company was obligated under certain noncancelable operating leases with initial or remaining terms of one year or more. Minimum future obligations under noncancelable operating leases in effect at December 31, 2004 are as follows (in thousands):

	FACILITIES	EQUIPMENT
2005	$ 413	$ 102
2006	258	79
2007	247	66
2008	174	28
2009 and thereafter	197	4
Total	$ 1,289	$ 279

Total rental expense under operating leases amounted to $540,000 in 2004, $490,000 in 2003, and $492,000 in 2002.

(b) Financial Instruments with Off-Balance Sheet Risk:
The bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Such financial instruments include commitments to extend credit and standby letters of credit which involve varying degrees of credit, interest rate or liquidity risk in excess of the amount recognized in the balance sheet. The bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.

Financial instruments whose contract amounts represent credit risk at December 31 are as follows (in thousands):

	2004	2003
Commitments to extend credit	**$ 131,320**	$ 103,987
Standby letters of credit	**39,812**	35,668

Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

Letters of credit and financial guarantees are agreements whereby the company guarantees the performance of a customer to a third party. Collateral may be required to support letters of credit in accordance with management's evaluation of the creditworthiness of each customer. The credit exposure assumed in issuing letters of credit is essentially equal to that in other lending activities.

Outstanding commitments to extend credit and standby letters of credit issued to or on behalf of related parties amounted to $11,833,000 and $10,824,000 and $2,076,000 and $362,000 at December 31, 2004 and 2003, respectively.

(c) Concentration of Credit Risk:
Cash Concentrations: The bank maintains cash balances at several correspondent banks. The aggregate cash balances represent federal funds sold of $1,700,000 and $0; and due from bank accounts in excess of the limit covered by the Federal Deposit Insurance Corporation amounting to $500,000 and $944,000 as of December 31, 2004 and 2003, respectively.

Loan Concentrations: At December 31, 2004, 43% of the bank's commercial loan portfolio was concentrated in loans in the following eight industries. Substantially all of these loans are secured by first mortgages on commercial properties. Floor plan loans to automobile dealers are secured by a first lien security interest in the vehicle inventories of the dealer.

	In thousands	%
• Shopping Centers/Complexes	$ 36,419	7.3%
• Hotels	33,510	6.7
• Restaurants	29,827	6.0
• Land Subdivision	27,874	5.6
• Automobile Dealers	24,818	5.0
• Office Complexes/Units	21,292	4.3
• General Government	20,797	4.1
• Gas Stations	20,137	4.0

(d) Other:
The company is also a party to routine litigation involving various aspects of its business, none of which, in the opinion of management and its legal counsel, is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the company.

12. STOCK OPTION PLANS:

On August 30, 2000, the Corporation's board of directors adopted an Employee Stock Incentive Plan in which options may be granted to key officers and other employees of the Corporation. The aggregate number of shares which may be issued upon exercise of the options under the plan cannot exceed 800,000 shares. Options and rights granted under the plan may be exercised six months after the date the options are awarded and expire ten years after the award date.

The board of directors also adopted on August 30, 2000, the Independent Directors Stock Option Plan for members of the corporation's board of directors who are not officers or employees of the corporation or its subsidiaries. The aggregate number of shares issuable under the plan cannot exceed 400,000 shares and are exercisable six months from the date the awards are granted for a period of three years.

During the first quarter of calendar 2003, the company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for stock-based employee compensation, effective as of January 1, 2003. Under the prospective method of adoption selected by the company, stock-based compensation cost will be recognized using the fair value method for all awards granted, modified or settled on or after that effective date.

Prior to 2003, the Company measured stock compensation cost using the intrinsic value method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no compensation cost was recognized for stock option awards granted in 2002. The following table illustrates the effect on net income (in thousands) and earnings per share if the fair value based method had been applied to awards made in 2004, 2003 and 2002 consistent with the provisions of SFAS No. 123.

	Year Ended December 31,		
	2004	2003	2002
Net income, as reported	**$ 9,263**	$ 8,637	$ 8,025
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**120**	120	0
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(120)**	(120)	(149)
Pro forma net income	**$ 9,263**	$ 8,637	$ 7,876
Basic Earnings per share:			
As reported	**$ 0.86**	$ 0.82	$ 0.78
Pro forma	**$ 0.86**	$ 0.82	$ 0.76
Diluted Earnings per share:			
As reported	**$ 0.83**	$ 0.79	$ 0.75
Pro forma	**$ 0.83**	$ 0.79	$ 0.74

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model average assumptions:

	Year Ended December 31,		
	2004	2003	2002
Dividend yield	**1.53%**	2.18%	2.93%
Expected life	**10 years**	10 years	5.98 years
Expected volatility	**25.6%**	21.8%	20%
Risk-free interest rate	**4.43%**	.96%	1.70%

A summary of the status of the company's stock option plans is presented below:

	2004		2003		2002	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weghted Average Exercise Price
Outstanding at the beginning of the year	**458,000**	**$ 8.889**	517,600	$ 7.903	359,600	$ 7.791
Granted	**21,700**	**22.980**	70,000	13.760	206,000	7.993
Exercised	**(119,500)**	**8.126**	(129,600)	7.580	(44,000)	7.365
Forfeited	**0**	**0**	0	0	(4,000)	8.388
Outstanding at the end of the year	**360,200**	**$ 9.992**	458,000	$ 8.889	517,600	$ 7.903
Options exercisable at year end	**338,500**	**$ 9.159**	388,000	$ 8.011	311,600	$ 7.844
Weighted average fair value of options granted during the year		**$ 8.42**		$ 2.60		$ 1.09

Information pertaining to options outstanding at December 31, 2004 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.9925-$7.9925	56,000	0.7 years	$ 7.9925	56,000	$ 7.9925
$7.1375-$22.9800	304,200	7.6 years	10.3600	282,500	9.3900
	360,200			338,500	

13. REGULATORY MATTERS:

The bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as "Well Capitalized" the bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

(in thousands)	Actual Amount	Ratio	For Capital Adequacy Purposes: Amount	Ratio	To Be Well Capitalized Under Prompt Corrective Action Provisions: Amount	Ratio
As of December 31, 2004:						
Total Capital						
(to Risk Weighted Assets)	**$81,793**	**11.22%**	**≥$58,294**	**≥8.0%**	**≥$72,868**	**≥10.0%**
Tier I Capital						
(to Risk Weighted Assets)	**$74,693**	**10.25%**	**≥$29,147**	**≥4.0%**	**≥$43,721**	**≥6.0%**
Tier I Capital						
(to Average Assets)	**$74,693**	**8.69%**	**≥$34,369**	**≥4.0%**	**≥$42,961**	**≥5.0%**
As of December 31, 2003:						
Total Capital						
(to Risk Weighted Assets)	$72,681	11.47%	≥$50,701	≥8.0%	≥$63,376	≥10.0%
Tier I Capital						
(to Risk Weighted Assets)	$66,103	10.43%	≥$25,350	≥4.0%	≥$38,026	≥6.0%
Tier I Capital						
(to Average Assets)	$66,103	8.52%	≥$31,037	≥4.0%	≥$38,797	≥5.0%

Banking regulations also limit the amount of dividends that may be paid without prior approval of the bank's regulatory agency. Retained earnings against which dividends may be paid without prior approval of the federal banking regulators amounted to $19,826,000 at December 31, 2004, subject to the minimum capital ratio requirements noted above.

14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 Disclosures about Fair Value of Financial Instruments, (SFAS 107) requires annual disclosure of estimated fair value of on-and off-balance sheet financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and short-term investments:
Cash and short-term investments include cash on hand, amounts due from banks, and federal funds sold. For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Interest-bearing balances with financial institutions:
The fair value of these financial instruments is estimated using rates currently available for investments of similar maturities.

Securities:
For securities held for investment purposes, the fair values have been individually determined based on currently quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans:
The fair value of loans has been estimated by discounting the future cash flows using the current rates which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits:
The fair value of demand deposits, savings deposits, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed funds:
Rates currently available to the bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to extend credit and standby letters of credit:
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The estimated fair values of the bank's financial instruments (in thousands) are as follows:

	December 31, 2004	
	Carrying Value	**Fair Value**
FINANCIAL ASSETS		
Cash and short term investments	**$ 15,353**	**$ 15,353**
Interest-bearing balances with financial institutions	**1,980**	**1,975**
Securities	**231,831**	**231,887**
Gross Loans	**632,892**	**632,989**
FINANCIAL LIABILITIES		
Deposits	**$ 671,713**	**$ 672,030**
Borrowed funds	**154,067**	**156,541**
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS		
Commitments to extend credit and standby letters of credit	**$ 0**	**$ 322**

	December 31, 2003	
	Carrying Value	Fair Value
FINANCIAL ASSETS		
Cash and short term investments	$ 23,290	$ 23,290
Interest-bearing balances with financial institutions	2,673	2,672
Securities	211,353	211,380
Gross Loans	558,775	565,310
FINANCIAL LIABILITIES		
Deposits	$ 602,069	$ 603,976
Borrowed funds	140,421	148,910
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS		
Commitments to extend credit and standby letters of credit	$ 0	$ 280

15. CONDENSED FINANCIAL INFORMATION – PARENT COMPANY ONLY:

Condensed parent company only financial information is as follows (in thousands):

Condensed Balance Sheet December 31,	2004	2003
Assets:		
Cash	$ 381	$ 243
Investment in Subsidiary (equity method)	75,342	68,495
Total Assets	$ 75,723	$ 68,738
Liabilities and Stockholders' Equity:		
Stockholders' equity	$ 75,723	$ 68,738

Condensed Statement of Income for the years ending December 31, 2004, 2003 and 2002

	2004	2003	2002
Income:			
Dividends from Subsidiary	$ 1,025	$ 800	$ 1,125
Equity in Undistributed Income of Subsidiary	8,270	7,861	6,926
Total Income	$ 9,295	$ 8,661	$ 8,051
Expenses	32	24	26
Net Income	$ 9,263	$ 8,637	$ 8,025

Condensed Statement of Cash Flows for the years ending December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash Flows from Operating Activities:			
Net income	$ 9,263	$ 8,637	$ 8,025
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	(8,270)	(7,861)	(6,926)
Decrease in other assets	0	5	31
Net Cash Provided by Operating Activities	$ 993	$ 781	$ 1,130
Cash Flows from Financing Activities:			
Cash dividends	$ (3,885)	$ (3,267)	$ (2,832)
Proceeds from issuance of common stock net of stock issuance costs	3,030	2,547	1,562
Net Cash Used in Financing Activities	$ (855)	$ (720)	$ (1,270)
Increase (decrease) in Cash	$ 138	$ 61	$ (140)
Cash at Beginning of Year	243	182	322
Cash at End of Year	$ 381	$ 243	$ 182

Non-cash investing and financing activities:
In 1999, the company adopted a dividend reinvestment plan. Shares of stock issued in 2004, 2003 and 2002 were 115,772 shares, 118,718 shares and 156,164 shares, respectively, in lieu of paying cash dividends of $2,060,000 in 2004, $1,565,000 in 2003 and $1,238,000 in 2002.

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

In thousands, except per share amounts

	Quarter Ending			
	March 31,	June 30,	September 30,	December 31,
2004				
Interest income	**$10,019**	**$10,156**	**$10,685**	**$11,369**
Interest expense	**4,049**	**4,109**	**4,265**	**4,537**
Net interest income	**5,970**	**6,047**	**6,420**	**6,832**
Provision for credit losses	**225**	**225**	**225**	**725**
Other income	**1,359**	**1,401**	**1,044**	**985**
Other expenses	**4,178**	**4,152**	**4,307**	**4,762**
Provision for income taxes	**595**	**679**	**628**	**94**
Net income	**$ 2,331**	**$ 2,392**	**$ 2,304**	**$ 2,236**
Earnings per share:				
Basic	**$ 0.22**	**$ 0.22**	**$ 0.21**	**$ 0.21**
Diluted	**$ 0.21**	**$ 0.22**	**$ 0.21**	**$ 0.19**
2003				
Interest income	$ 10,191	$ 10,163	$ 10,150	$ 10,201
Interest expense	4,608	4,466	4,213	4,123
Net interest income	5,583	5,697	5,937	6,078
Provision for credit losses	325	325	225	325
Other income	1,188	1,217	840	939
Other expenses	3,625	3,665	3,918	4,275
Provision for income taxes	586	618	515	440
Net income	$ 2,235	$ 2,306	$ 2,119	$ 1,977
Earnings per share:				
Basic	$ 0.22	$ 0.22	$ 0.20	$ 0.18
Diluted	$ 0.21	$ 0.21	$ 0.20	$ 0.17


DCO

DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of First National Community Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of First National Community Bancorp, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Community Bancorp, Inc. as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First National Community Bancorp, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 21, 2005 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.



DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
January 21, 2005

Wayne Interchange Plaza II 155 Route 46 West Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 Fax: 973-812-0750 www.demetrius-llc.com

MEMBER FIRM OF THE PCPS AND SECPS OF THE AICPA
MEMBER OF DCO INTERNATIONAL L.L.C.



FIRST NATIONAL
COMMUNITY BANCORP, INC.

Tel. (570) 346-7667
Fax (570) 348-6454
http://www.fncb.com
E-mail fncb@fncb.com

and Subsidiary, FIRST NATIONAL COMMUNITY BANK

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of First National Community Bancorp, Inc. (the "Company") is responsible for (1) the preparation of the accompanying financial statements; (2) establishing and maintaining internal controls over financial reporting; and (3) the assessment of the effectiveness of internal control over financial reporting. The Securities and Exchange Commission defines effective internal control over financial reporting as a process designed under the supervision of the company's principal executive officer and principal financial officer, and implemented in conjunction with management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The company's internal control over financial reporting is supported by written policies and procedures. All internal control systems, no matter how well designed, have inherent limitations and provide only reasonable assurance that the objectives of the control system are met. Therefore, no evaluation of controls can provide absolute assurance that all control issues and misstatements due to error or fraud, if any, within the company have been detected. Additionally, any system of controls is subject to the risk that controls may become inadequate due to changes in conditions or that compliance with policies or procedures may deteriorate.

As of December 31, 2004, management of the company conducted an assessment of the effectiveness of the company's internal control over financial reporting based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has concluded that the company's internal control over financial reporting was effective as of December 31, 2004.

Management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2004, has been audited by Demetrius and Company, L.L.C., the independent registered public accounting firm that audited the company's financial statements for the period covered. A copy of the Demetrius and Company, L.L.C. report is included in this annual report.

J. David Lombardi
President and Chief Executive Officer

William S. Lance
Principal Financial Officer

102 East Drinker Street Member FDIC Dunmore, PA 18512-2491



DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of First National Community Bancorp, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that First National Community Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First National Community Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's Internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedeures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that First National Community Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, First National Community Bancorp, Inc. maintained, in all respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows of First National Community Bancorp, Inc., and our report dated January 21, 2005 expressed an unqualified opinion.

Demetrius & Company, L.L.C.
DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
January 21, 2005

Wayne Interchange Plaza II 155 Route 46 West Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 Fax: 973-812-0750 www.demetrius-llc.com

MEMBER FIRM OF THE PCPS AND SECPS OF THE AICPA
MEMBER OF DCO INTERNATIONAL L.L.C.

INVESTOR INFORMATION

MARKET PRICES OF STOCK AND DIVIDENDS PAID

The company's common stock is not actively traded. The principal market area for the company's stock is northeastern Pennsylvania, although shares are held by residents of other states across the country. First National Community Bancorp, Inc. is listed in the Over-The-Counter (OTC) Bulletin Board Stocks under the symbol "FNCB". Quarterly market highs and lows and dividends paid for each of the past two years are presented below. These prices represent actual transactions. The company expects that comparable cash dividends will be paid in the future.

	MARKET PRICE		
QUARTER	HIGH	LOW	DIVIDENDS PAID PER SHARE
2004			
First	**$16.25**	**$14.25**	**$ .08**
Second	**17.13**	**14.95**	**.08**
Third	**20.88**	**15.50**	**.09**
Fourth	**25.15**	**20.00**	**.11**
			$0.36
QUARTER	2003		
First	$ 13.90	$ 9.65	$ .07
Second	16.00	13.50	.07
Third	14.00	12.75	.08
Fourth	14.75	12.75	.09
			$ 0.31

*Share and per share information includes the retroactive effect of the 100% stock dividends paid September 30, 2004 and January 31, 2003.

DIVIDEND CALENDAR

Dividends on the company's common stock, if approved by the Board of Directors, are customarily paid on or about March 15, June 15, September 15 and December 15. Record dates for dividends are customarily on or about March 1, June 1, September 1, and December 1.

SHAREHOLDERS' INQUIRIES

A copy of the company's Annual Report for the year ended December 31, 2004 on Form 10-K, as required to be filed with the Securities and Exchange Commission, may be obtained free of charge by writing to:

Treasurer
First National Community Bancorp, Inc.
102 East Drinker Street
Dunmore, PA 18512

INTERNET ADDRESS
www.fncb.com

E-MAIL ADDRESS
fncb@fncb.com

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-9982

Shareholder questions regarding stock ownership should be directed to the Investor Relations Department at Registrar and Transfer Company at 1-800-368-5948.

MARKET MAKERS

F.J. Morrissey
1700 Market Street
Suite 1420
Philadelphia, PA 19103
(215) 563-8500

Monroe Securities
47 State Street
Rochester, NY 14614
(716) 546-5560

Ryan, Beck and Co.
220 South Orange Avenue
Livingston, NJ 07039
(973) 597-6000

RBC Dain Rauscher
1211 Avenue of the Americas
32nd Floor
New York, NY 10036
(866) 835-1422





First National Community Bancorp, Inc.
102 East Drinker Street, Dunmore, PA 18512 / fncb.com

